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Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **02/06/15**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

15020134

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BATS Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone)
(913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name)
General Counsel, BATS Exchange, Inc. (Title)
(212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
17 State Street, 32nd Floor
New York, NY 10004

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 02/06/15 (MM/DD/YY)
BATS Exchange, Inc. (Name of Applicant)

By: [signature] (Signature)
Greg Steinberg, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 6th day of February (Month), 2015 (Year) by Teresa Laffoon (Notary Public)

My Commission expires 03/27/2016 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

NOTARY PUBLIC STATE OF KANSAS
TERESA LAFFOON
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 03/27/2016

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. **<u>BATS Global Markets, Inc.</u>**

1. *Name*: BATS Global Markets, Inc.
Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets, Inc. owns 100% of the outstanding common stock of BATS Global Markets Holdings, Inc., which is the Exchange's 100%-owner.

5. *Brief description of business or functions:* BATS Global Markets, Inc. is the ultimate parent company through which the ultimate owners of the Exchange indirectly hold their ownership interest in the Exchange and its affiliates.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Joe Ratterman
- David Cummings
- Michael Richter
- Alan Freudenstein
- John McCarthy
- John Comerford
- Daniel Keegan
- Bina Kalola
- Paul Atkins
- Robert Jones
- Brett Redfearn
- Christopher Mitchell
- Jamil Nazarali
- Darren Cohen

Current Officers

- Joe Ratterman (CEO)
- Chris Concannon (President)
- Chris Isaacson (Executive Vice President, Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Mark Hemsley (Executive Vice President)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Tami Schademann (Executive Vice President)

Compensation Committee

- Michael Richter
- Bina Kalola

- Daniel Keegan

Audit Committee
- Michael Richter
- John Comerford
- Alan Freudenstein

Nominating and Corporate Governance Committee
- John McCarthy
- David Cummings
- Alan Freudenstein

Technology Advisory Committee
- John Comerford
- Daniel Keegan
- John McCarthy

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. BATS Global Markets Holdings, Inc.

1. *Name*: BATS Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Joe Ratterman

Current Officers

- Joe Ratterman (Chief Executive Officer, President)
- Tami Schademann (Executive Vice President)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Eric Swanson (Secretary)
- Brian N. Schell (Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. **Direct Edge Holdings LLC**

1. *Name*: Direct Edge Holdings LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on June 5, 2007.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets, Inc., the Exchange's ultimate parent, owns 100% of the outstanding membership interests of Direct Edge Holdings LLC.

5. *Brief description of business or functions:* Direct Edge Holdings LLC is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- None

Current Officers

- Joe Ratterman (Chief Executive Officer)
- Chris Concannon (President)
- Eric Swanson (General Counsel, Secretary)

- Brian N. Schell (Chief Financial Officer, Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. <u>Direct Edge LLC</u>

1. *Name*: Direct Edge LLC (f/k/a Direct Edge, Inc.)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Direct Edge Holdings LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of EDGA Exchange, Inc. and EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Joe Ratterman

   <u>Current Officers</u>
   - Joe Ratterman (Chief Executive Officer)
   - Chris Concannon (President)
   - Eric Swanson (Secretary)
   - Brian N. Schell (Chief Financial Officer)
   - Chris Isaacson (Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E. BATS Y-Exchange, Inc.

1. *Name*: BATS Y-Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: BATS Y-Exchange, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Y-Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - James Selway
   - Chris Isaacson
   - Brett Redfearn
   - Peter Wallison
   - David Roscoe
   - Harry Temkin
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Adam Nunes

   Current Officers
   - Joe Ratterman (Chief Executive Officer, President)
   - Chris Isaacson (Executive Vice President, Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)

- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Phillip Ratterman (Vice President, Core Software Engineering)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tóny Barchetto (Senior Vice President, Business Development)
- Jeromee Johnson (Vice President, Options Market Development)
- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, Head of Institutional and Strategic Relations)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity & Member Services)
- Jim Gorman (Vice President, Communications)
- Stacie Fleming (Vice President, Communications)

Standing Committees

Compensation Committee
- Peter Wallison
- Sandy Kemper
- Harry Temkin

Audit Committee
- Scott Wagner
- David Roscoe

Regulatory Oversight Committee
- Jill Sommers
- Sandy Kemper
- Peter Wallison

Appeals Committee
- Brett Redfearn
- James Selway
- Scott Wagner

Executive Committee
- Joe Ratterman

- Sandy Kemper
- David Roscoe
- Harry Temkin
- James Selway
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. <u>EDGA Exchange, Inc.</u>

1. *Name*: EDGA Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of BATS Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

<u>Current Directors</u>

- Joe Ratterman
- James Selway
- Chris Isaacson
- Brett Redfearn
- Peter Wallison
- David Roscoe
- Harry Temkin
- Sandy Kemper
- Scott Wagner
- Jill Sommers
- Adam Nunes

Current Officers

- Joe Ratterman (Chief Executive Officer, President)
- Chris Isaacson (Executive Vice President, Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Tami Schademann (Executive Vice President, Chief Regulatory Officer)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Phillip Ratterman (Vice President, Core Software Engineering)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Jeromee Johnson (Vice President, Options Market Development)
- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, Head of Institutional and Strategic Relations)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity & Member Services)
- Jim Gorman (Vice President, Communications)
- Stacie Fleming (Vice President, Communications)

Standing Committees

Compensation Committee

- Peter Wallison
- Sandy Kemper
- Harry Temkin

Audit Committee

- Scott Wagner
- David Roscoe

Regulatory Oversight Committee

- Jill Sommers
- Sandy Kemper
- Peter Wallison

Appeals Committee

- Brett Redfearn
- James Selway
- Scott Wagner

Executive Committee

- Joe Ratterman
- Sandy Kemper
- David Roscoe
- Harry Temkin
- James Selway
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.*

G. EDGX Exchange, Inc.

1. *Name*: EDGX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of BATS Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

- Joe Ratterman
- James Selway
- Chris Isaacson
- Brett Redfearn

- Peter Wallison
- David Roscoe
- Harry Temkin
- Sandy Kemper
- Scott Wagner
- Jill Sommers
- Adam Nunes

Current Officers
- Joe Ratterman (Chief Executive Officer, President)
- Chris Isaacson (Executive Vice President, Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Tami Schademann (Executive Vice President, Chief Regulatory Officer)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Phillip Ratterman (Vice President, Core Software Engineering)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Jeromee Johnson (Vice President, Options Market Development)
- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, Head of Institutional and Strategic Relations)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity & Member Services)
- Jim Gorman (Vice President, Communications)
- Stacie Fleming (Vice President, Communications)

Standing Committees

Compensation Committee
- Peter Wallison
- Sandy Kemper
- Harry Temkin

Audit Committee
- Scott Wagner
- David Roscoe

Regulatory Oversight Committee
- Jill Sommers
- Sandy Kemper
- Peter Wallison

Appeals Committee
- Brett Redfearn
- James Selway
- Scott Wagner

Executive Committee
- Joe Ratterman
- Sandy Kemper
- David Roscoe
- Harry Temkin
- James Selway
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. BATS Trading, Inc.

1. *Name*: BATS Trading, Inc.
Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: BATS Trading, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. BATS Trading, Inc. provides routing of orders from the Exchange BATS Y-Exchange, Inc., EDGA Exchange, Inc. and EDGX Exchange, Inc. to

other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Chris Isaacson
   - Tami Schademann
   - Chris Concannon

   Current Officers
   - Chris Isaacson (President)
   - Tami Schademann (Chief Compliance Officer, Secretary)
   - Brian N. Schell (Chief Financial Officer, FINOP, Treasurer)
   - Jeromee Johnson (VP, Options)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Direct Edge ECN LLC (d/b/a DE Route)

1. *Name*: Direct Edge ECN LLC (d/b/a DE Route)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2005.

4. *Brief description of nature and extent of affiliation*: DE Route is an indirect wholly-owned subsidiary of BATS Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* DE Route is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers
   - Brian N. Schell (Chief Financial Officer/FinOp/Treasurer)
   - Neil Meislick (Chief Compliance Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Omicron Holdings Corp.

1. *Name*: Omicron Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner, owns 100% of the common stock of Omicron Holdings Corp.

5. *Brief description of business or functions*: Omicron Holdings Corp. is a Delaware corporation established to hold Omicron Acquisitions Corp. and Omicron Intermediate Holdings Corp. potential future operating entities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Mark Hemsley

Current Officers

- Mark Hemsley (President and Treasurer)
- Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Omicron Intermediate Holdings Corp.

1. *Name*: Omicron Intermediate Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Intermediate Holdings Corp. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Omicron Intermediate Holdings Corp. is a Delaware corporation established to acquire and potentially operate the assets of existing operating companies.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Joe Ratterman
   - Mark Hemsley

   Current Officers

   - Mark Hemsley (President and Treasurer)
   - Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Omicron Holdings Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is a Delaware corporation established to acquire and potentially operate the assets of existing operating companies.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Mark Hemsley

   Current Officers
   - Mark Hemsley (President and Treasurer)
   - Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

M. BATS Trading Limited

1. *Name*: BATS Trading Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: BATS Trading Limited is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS Trading Limited is recognized as a Recognised Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Mark Hemsley
- Adam Eades
- John Woodman
- Anthony Whalley
- William Eldridge
- Virginie Saade
- Rebecca Fuller
- Paul Hilgers
- Julian Corner

Current Officers
- Mark Hemsley (CEO)
- Antonio Amelia (Secretary)
- Jill Griebenow (CFO)
- Adam Eades (Chief Legal and Regulatory Officer)
- Jerry Avenell (Co-Head Sales)
- Alex Dalley (Co-Head Sales)
- Guy Simpkin (Head of Business Development)
- David Howson (COO)

Standing Committees

Audit, Risk and Compliance Committee
- William Eldridge
- Anthony Whalley
- Rebecca Fuller

Remuneration Committee
- John Woodman
- Anthony Whalley
- Rebecca Fuller

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Chi-X Europe Limited

1. *Name*: Chi-X Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales. It changed its name to Chi-X Europe Limited on July 2, 2007.

4. *Brief description of nature and extent of affiliation*: Chi-X Europe Limited is wholly-owned by BATS Trading Limited which, in turn, is indirectly wholly owned by BATS Global Markets, Inc.

5. *Brief description of business or functions*: Chi-X Europe Limited is authorised in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by BATS Trading Limited

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws* :. Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Mark Hemsley
- Adam Eades
- John Woodman

Current Officers
- Mark Hemsley (CEO)

- Antonio Amelia (Secretary)
- Jill Griebenow (CFO)
- Adam Eades (Chief Legal and Regulatory Officer)
- Jerry Avenell (Co-Head Sales)
- Alex Dalley (Co-Head Sales)
- Guy Simpkin (Head of Business Development)
- David Howson (COO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. <u>BATS FX, Inc.</u>

1. *Name*: BATS FX, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 17, 2012.

4. *Brief description of nature and extent of affiliation*: BATS FX, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS FX, Inc. was created to operate a global foreign exchange market, but remains dormant at this time.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Joe Ratterman

   <u>Current Officers</u>
   - Chris Concannon (President)
   - Eric Swanson (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. **Blue Merger Sub Inc.**

1. *Name*: Blue Merger Sub Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: As of January 31, 2014, Blue Merger Sub Inc. ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: On January 31, 2014, Blue Merger Sub, Inc. was merged with and into BATS Global Markets Holdings, Inc. (f/k/a BATS Global Markets, Inc.), with BATS Global Markets Holdings, Inc. surviving, resulting in Blue Merger Sub, Inc. ceasing to exist.

Q. **Delta Merger Sub LLC**

1. *Name*: Delta Merger Sub LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: As of January 31, 2014, Delta Merger Sub LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* On January 31, 2014, Delta Merger Sub LLC was merged with and into Direct Edge Holdings LLC, with Direct Edge Holdings LLC surviving, resulting in Delta Merger Sub LLC ceasing to exist.

Exhibit H

Exhibit Request:

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Response:

Attached please find the following documents:

A. Initial Listings

1. Listing Application and Related Forms for Exchange Traded Products
2. Listing Application and Related Forms for Exchange Traded Products Transferring to Bats
3. Listing Application and Related Forms for Exchange Traded Products-New Series or Fund of a BATS Listed Issuer
4. Listing Fee Summary
5. CLP Quoting Incentives

B. Corporate Action Notifications

1. Non-Cash Dividend/Distribution
2. Change in Company Record
3. Substitution Listing Event
4. Cash Dividend/Distribution

C. Additional Forms

1. Electronic Disclosure Submission System Authorized Users

A. Initial Listings

1. Listing Application and Related Forms for Exchange Traded Products

BATS Exchange, Inc.
Listing Application and Related Forms: Exchange Traded Products

To list an "exchange traded product" or "ETP" on BATS Exchange, Inc., a company must complete and submit all materials set forth below on the Listing Checklist to: BATS Exchange, Inc. Attn: Listing Qualifications Department, 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 or list@batstrading.com .

LISTING CHECKLIST (due at time of application)
☐ Listing Application
☐ Corporate Governance Certification Form
☐ Description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years including final disposition. (See Part III)
☐ List of any and all bridge financings, shelf registrations, Regulation S offerings, or private placements consummated within the prior six months. (See Part III)
☐ Written confirmation from the Company's transfer agent that the security to be listed is eligible for a Direct Registration Program. (See Part III)
☐ Exchange Listing Agreement
☐ Registration Statement along with any amendments
☐ Form N-8A
☐ Notice of anticipated effective date of registration if applicable
☐ Fund/Index Provider Representation
☐ Daily Fund Calculation Representation
☐ Fees
☐ Company Logo Authorization Form
☐ Index Component Data (N/A for actively managed funds)
☐ Organizational Documents
☐ Board Resolutions Authorizing Issuance and Listing on BATS Exchange
☐ Certificate of Good Standing issued within past 3 months
☐ Copy of Press Release two business day prior to release if participating in the CLP Program

Note: All application materials sent to BATS Exchange, Inc. (the "Exchange") will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Listing Checklist. If you have questions on completing the Listing Application and related forms, you may direct them to the Listing Qualifications Department via email at *list@batstrading.com* or by telephone at 913-815-7101.

Each reference herein to a "Rule" is a BATS Exchange Listing Rule, unless otherwise indicated.

PART I – LISTING APPLICATION

FUND/TRUST INFORMATION		
Firm Name:		
Trust Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:
State of Incorporation/Date of Incorporation:		
SEC File Number:		
Standard Industrial Classification (SIC) Code:		
Central Index Key Number (CIK):		

FUND MANAGER/MANAGER TRUSTEE INFORMATION Please list the name and full title of the individual to be designated as the Fund Manager/Managing Trustee. Attach a separate sheet if the contact information for the individual differs from the Fund/Trust information provided above.
Fund Manager/Manager Trustee:

SPONSOR INFORMATION		
Firm Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

SPONSOR CONTACTS Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above.	
Chief Executive Officer:	Email:
Chief Financial Officer:	Email:
General Counsel:	Email:
Billing Contact:	Email:
Product Manager	Email:

DISTRIBUTOR CONTACT Please provide the following information regarding the Distributor.		
Firm Name:		
Contact Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

ETP ADMINISTRATOR CONTACT Please provide the following information regarding the ETP Administrator.		
Firm Name:		
Contact Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.		
Firm Name:		
Contact Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

PART II – SECURITY INFORMATION

Provide the name and description of fund(s) to be listed; *include a rule filing number,* if applicable:
Name:
Description:
Rule Filing Number (if applicable):

Provide three (3) proposed trading symbols in order of preference. All choices must be comprised of one to five alpha characters. If an Exchange symbol has been previously reserved, list only that symbol. For questions regarding symbols please call 913-815-7100 or send an email to *listings@batstrading.com*.		
1)	2)	3)

If there is an existing public market for the fund(s) covered by this application, please identify each security, marketplace and trading symbol.

Total anticipated number of shares outstanding per fund: (if more than one fund is being listed note each fund's total separately).	
Anticipated number of initial creation units *per fund*:	
Anticipated price per share (valuation price):	
Expected effective date of registration statement:	
Expected date of initial trading:	
Expected closing date of the initial distribution:	

Please list the CUSIP* number for each issue for which application is being made.	
Issue(s) to be listed:	CUSIP* Number: *CUSIP Service Bureau can be reached at 212-438-6500 or *www.cusip.com*.

Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?
☐Yes ☐No

TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.		
Company Name/Contact Person:		
Address:		
City, State, Zip:		
Phone:	Fax:	Email:
Transfer Agent LPA Number:		

Index Information

Description of underlying index or indices (include name, ticker (if applicable), provider and number of components)

1. Index Component Data*

   A. Equity Indices – Provide the following data for each index component:

      1. Index Weight (sum total should equal 100%)
      2. CUSIP/Identifier

   ** Exchange may require updated data if submitted more than 15 business days prior to launch*

2. Fund/Index Provider Representation

   Provide representation from the fund or index provider (as applicable) that "any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index." Please attach the representation as a separate sheet to this Application.

3. Daily Fund Calculation Representation

Provide representation that the net asset value for the fund(s) will be calculated daily and will be made available to all market participants at the same time. Please attach the representation as a separate sheet to this Application.

Indicative Optimized Portfolio Value ("IOPV") dissemination is contracted with: ☐

BATS Exchange, Inc.

Corporate Governance Certification Form

COMPANY INFORMATION
Company Name: (the "Company")
Symbol(s):

Upon the Company's listing on the Exchange, the Company must comply with the Exchange's requirements relating to Board Composition, Executive Sessions, Audit Committee, Compensation of Officers, Director Nomination Process, Code of Conduct, Quorum, Review of Related Party Transactions and Direct Registration of Company's Securities.

1. <u>Independent Directors-Rule 14.10(c)(2)(A)</u>

I hereby certify that the Company's board of directors is comprised of a majority of independent directors as required by Rule 14.10(c)(2)(A).

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certification above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**[1]: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**[2]: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the independent director requirement of Rule 14.10(c)(2)(A) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.batstrading.com*.

---

[1] A "Controlled Company" is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.
[2] As defined in SEC Rule 3b-4(c)

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

2. <u>Independent Directors-Rule 14.10(c)(2)(B)</u>

I hereby certify that the Company will have the regularly scheduled meetings at which only independent directors are present ("executive sessions"), as required by Rule 14.10(c)(2)(B).

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the executive session requirement of Rule 14.10(c)(2)(B) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.batstrading.com*.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

3. <u>Audit Committee Charter-Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04</u>

I hereby certify that the Company has adopted a formal written audit committee charter specifying the items enumerated in Rule 14.10(c)(3)(A), and that the audit committee will review and assess the adequacy of the charter on an annual basis. Please provide a copy of the charter and note the date of its adoption.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. A company checking this box must still have an audit committee that satisfies Rule 14.10(c)(3)(C) and must ensure that such audit committee members meet the independence requirement in Rule 14.10(c)(2). The Company must disclose in its annual reports filed with the SEC that it does not comply with the audit committee charter requirement of Rule 14.10(c)(3)(A) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Index Fund Shares[3] and Managed Fund Shares[4]**: Check here if the Company is a management investment fund registered under the Investment Company Act of 1940, as amended, that is also an Index Fund Shares or Managed Fund Shares, and is utilizing the exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement. Note, Index Fund Shares and Managed Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

4. **Audit Committee Composition-Rule 14.10(c)(3)(B)**

I hereby certify that the Company has, and will continue to have, an audit committee of at least three members, comprised solely of directors each of whom: (a) meets the Exchange's definition of independence contained in Rule 14.10(c)(1)(B); (b) meets the requirements of SEC Rule 10A-3(b)(1); (c) has not participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and (d) is able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement, as required by Rule 14.10(c)(3)(B)(i)(d).

In addition, I hereby certify that the Company has, and will continue to have, at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

LIST MEMBER(S):

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of all independent directors, except for one director, who meets the criteria set forth in Section 10A(m)(3) of the 1934 Act and is not a current officer or employee or a Family Member[5] of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the audit committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certifications above will be

[3] As defined in Rule 14.11(c).
[4] As defined in Rule 14.11(i).
[5] As defined in Rule 14.10(c)(1)(B).

effective as of the end of the phase-in period.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. A company checking this box must still have an audit committee that satisfies Rule 14.10(c)(3)(C) and must ensure that such audit committee members meet the independence requirement in Rule 14.10(c)(2). The Company must disclose in its annual reports filed with the SEC that it does not comply with the audit committee composition requirements of Rule 14.10 (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirements.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Index Fund Shares and Managed Fund Shares**: Check here if the Company is a management investment fund registered under the Investment Company Act of 1940, as amended, that is also an Index Fund Shares or Managed Fund Shares, and is utilizing the exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement. Note, Index Fund Shares and Managed Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

5. <u>Independent Director Oversight of Executive Officer Compensation-Rule 14.10(c)(4)</u>

I hereby certify that the Company complies with Rule 14.10(c)(4), which requires independent director involvement in the determination of executive compensation.

☐ The Company complies with this requirement by having a compensation committee comprised solely of independent directors.

☐ The Company complies with this requirement by submitting such matters for approval or recommendation by a majority of the independent directors in a vote in which only independent directors participate.

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of at least three directors, all of whom are independent except for one director, who meets the criteria set forth in Section 10A(m)(3) of the 1934 Act and is not a current officer or employee or a Family Member of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the compensation committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is check, the certifications above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the "Controlled Company" exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the independent director oversight of executive compensation requirement of Rule 14.10(c)(4) (as well as each other requirement of Rule 14.10 that is does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.batstrading.com*.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

6. <u>Director Nominations-Rule 14.10(c)(5)(A)</u>

I hereby certify that the Company complies with Rule 14.10(c)(5)(A), which requires independent director oversight of director nominations.

☐ The Company complies with this requirement by having a nominations committee comprised solely of independent directors.

☐ The Company complies with this requirement by having director nominees selected or recommended by a majority of its independent directors in a vote in which only independent directors participate.

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of at least three directors, all of whom are independent except for one director, who meets the criteria set forth in Section 10A(m)(3) of the 1934 Act and is not a current officer or employee or a Family Member of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the nominations committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certifications above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. If relying upon this exemption, the Company must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the director nominations requirement of Rule 14.10(c)(5)(A) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Companies with Pre-Existing Agreements**: Check here if the Company is subject to a binding obligation that was in effect prior to August 30, 2011 that requires a director nomination structure inconsistent with Rule 14.10(c)(5). Pursuant to Rule 14.10(c)(5)(E), the Company is not required to comply with the nomination requirements.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.batstrading.com*.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

7. **Nominations Committee Charter or Board Resolution-Rule 14.10(c)(5)(B)**

I hereby certify that the Company has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws, as required by Rule 14.10(c)(5)(B). Please provide a copy of the charter or board resolution and note the date of adoption.

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. If relying upon this exemption, the Company must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the nominations committee charter/board resolution requirement of Rule 14.10(c)(5)(B) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Companies with Pre-Existing Agreements**: Check here if the Company is subject to a binding obligation that was in effect prior to August 30, 2011 that requires a director nomination structure inconsistent with Rule 14.10(c)(5). Pursuant to Rule 14.10(c)(5)(E), the Company is not required to comply with the nomination requirements.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.batstrading.com*.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

8. <u>Code of Conduct-Rule 14.10(d)</u>

I hereby certify that the Company has adopted one or more codes of conduct applicable to all directors, officers and employees, and that such codes are publicly available, as required by Rule 14.10(d), and that such codes satisfy the requirements of Rule 14.10(d).

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the code of conduct requirement of Rule 14.10(d) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.batstrading.com*.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

9. **Quorum-Rule 14.10(f)(3)**

I hereby certify that the Company's by-laws provide for a quorum of at least 33 1/3 percent of the outstanding shares of the Company's common voting stock, as required by Rule 14.10(f)(3).

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the quorum requirement of Rule 14.10(f)(3) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

10. **Related Party Transactions-Rule 14.10(h)(1)**

I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(h)(1) to satisfy this requirement, in which case the Company must certify that it complies with the requirements of Rule 14.10(e)(1)(D) by submitting to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.batstrading.com*.

11. **DRS Eligibility-Rule 14.7**

I hereby certify that the Company's securities are eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the 1934 Act, as required by Rule 14.7.

☐ **For Companies Whose Securities are Book Entry**: Check here if the Company is exempt from this requirement because the Company's securities are book entry only.

AUTHORIZATION BY CORPORATE OFFICER I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein.
Signature:
Print Name:
Title:
Company Name:
Telephone:
Email:
Date:

PART III – ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide the following information in a separate attachment to this application.

Regulatory Proceedings/Litigation

1. With respect to the Company, its predecessors and its subsidiaries, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

2. With respect to current executive officers, directors, and ten (10) percent or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

[Note: With respect to questions 2a and 2b, there is no limit on the time frame covered by the request.]

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Other

1. Provide a list of any and all bridge financings, shelf registrations, Regulation S offerings, or private placements consummated within the past six months. Describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions.

2. Please note that securities of companies listing on the Exchange are required to be eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"). To be eligible, an issuer is required to use a transfer agent that meets DTC's insurance and connectivity requirements. Further, the transfer agent must instruct DTC to designate the Company's securities as direct registered eligible securities. In addition, the issuer's governing documents, such as its by-laws, must permit securities that are not represented by certificates. Please note that this rule does not apply to securities issued in book entry form only, including non-equity securities.

Please provide a written confirmation from the Company's transfer agent that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, or indicate that the security is issued in book entry form only.

<table>
<tr><th colspan="2">AFFIRMATION
Please sign and date the application.</th></tr>
<tr><td>I,

(Name of Individual)</td><td>as

(Title)</td></tr>
<tr><td colspan="2">of

(Company Name)</td></tr>
<tr><td colspan="2">hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.</td></tr>
<tr><td>

(Signature of Company Officer)</td><td>

(Date)</td></tr>
</table>

Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by issuers seeking initial listing on the BATS Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current issuers changing their company name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, and pay all applicable listing fees when due.
2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.
3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.
4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.
5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.
6. Company authorizes the Exchange to use Company's corporate logos, website address, trade names, and trade/service marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Company agrees to provide the Exchange with Company's current corporate logos, website address, trade names, and trade/service marks as they may be amended from time to time.
7. Company agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Company's trading symbol, corporate logos, website address, trade names, and trade/service marks in accordance with the terms of this Listing Agreement.
8. Company certifies that, no officer, board member or investment advisor has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

9. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

10. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

    a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

    b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

11. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.
12. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.
13. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.
14. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.
15. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

Note: Issuers changing their name must also concurrently submit the *Notification: Change in Company Record.*

Companies submitting applications for the listing of ETPs on the Exchange are assessed a non-refundable application fee of $5,000, which will be billed to the Company in the month that the ETP is listed on the Exchange. The issuer of each class of securities that is a domestic or foreign issue listed on the Exchange as an ETP that elects to participate in the Supplemental Competitive Liquidity Provider Program under Exchange Rule 11.8 Interpretation and Policy .03 (the "CLP Program") shall pay to the Exchange an annual fee in the amount of the CLP Fee, as selected by the Company pursuant to the CLP Program, which may be $5,000 to $100,000. The issuer of each class of securities that is a domestic or foreign issue listed on the Exchange as an ETP that is not currently participating in the CLP Program shall pay no annual fee to the Exchange. All applicable fees should be made payable to "BATS Exchange, Inc."

Payment By Check: All checks must be sent under separate cover to the address provided below. Please complete this form and submit it with your payment.

Company Name:	
Address:	
City, State, Zip:	
Remitter Name (if not the same as the company):	
Check enclosed in the amount of $:	Check No.:

Please mail this form and your payment by courier/overnight to:

BATS Exchange, Inc.
Listing Qualifications Department
8050 Marshall Drive, Suite 120
Lenexa, Kansas 66214

Payment By Wire: Please use the following instructions and include the specific reference information provided below when transmitting your payment. Submission of this form is not required.

Bank Name: M&I Marshall & Ilsley Bank
Bank Address: 422 East Mason Street
Bank Address: Milwaukee, WI 53202
ABA Bank Routing: 0710-0028-8
SWIFT Code: MARLUS44
Account Name: BATS Exchange, Inc.
Account Number: 0044983587
Reference: A1010, Company name, symbol and note that the fees are for initial listing.

BATS Exchange, Inc.
Company Logo Authorization Form

This form should be completed at the time of application for listing or to update a logo. Please complete this form and submit your logo artwork according to the requirements described on this form.

Submission-Please check appropriate box:

☐ Company logo at time of application
☐ Updated Company logo

Company Name:	Symbol:
Authorized Logo Release Contact Name:	
Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name:	
Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: *www.batstrading.com.*

In order to publicize Company's listing with the Exchange, Company authorizes the Exchange to use Company's corporate logos, trade names, and trade/service marks in order to convey trading information (quotation transactional reporting) and other information regarding Company in connection with the Exchange. In addition, Company authorizes the Exchange to include Company's logo in other communication materials (video, audio, electronic broadcasts, print promotion and advertising) to further increase awareness of Company among investors.

In order to ensure the accuracy of the information, Company agrees to provide the Exchange with Company's current corporate logos, trade names, and trade/service marks and with any subsequent changes. By signing below, Company indicates that the use granted is indemnified and held harmless from any third party rights and/or claims, without waiver of any legal privileges.

Other than the rights granted here, the Exchange acknowledges that it has no other rights in Company's corporate logos, trade names, and trade/service marks.

AUTHORIZED SIGNATURE	
Signature:	Date:

BATS Exchange, Inc.
Company Logo Artwork Requirements

To help investors recognize companies listed on the Exchange, the Exchange uses company logos, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logo across varied media (with distinct requirements), all logo submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the Company logo are required (or six if both horizontal and vertical aspect versions are available):

   - 1 version in color
   - 1 version in color suitable for black background (required only if original logo is not clearly visible on a black background)
   - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the logo artwork.

5. No low-resolution flattened artwork or logos in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all logo artwork and materials to:

BATS Exchange, Inc.
Listing Qualifications Department
8050 Marshall Drive, Suite 120
Lenexa, Kansas 66214

Authorization Form may also be faxed to 913-815-7250, and the logo material either zipped (.zip) or stuffed (.sit) and emailed to *list@batstrading.com* (do not exceed 20MB).

If you have any questions regarding the guidelines or the submission process, please call 913-815-7101 or email *list@batstrading.com* .

For information regarding the strategic advantages of listing on the Exchange, please call 913-815-7100 or send an email to *listings@batstrading.com* .

For information regarding the Exchange's listing standards or the application process, please contact 913-815-7101 or send an email to *list@batstrading.com*.

Under Competitive Liquidity Provider (CLP) Disclosure guidelines, Issuers are to (1) issue a press release stating the funds involvement in the program and (2) post disclosures on the Issuer's website. Both items are discussed in greater detail below. These requirements are mandated by SEC Release No. 34-72693 and Exchange Rule 11.8 (see Interpretive Policy .03).

Press Release Guidelines

Issuer must issue a press release to the public (in a form and manner prescribed by the Exchange) *when the CLP Security commences participation* in the Supplemental CLP Program ("Program");

A copy of the Press Release must be provided to the Exchange ***two business days prior*** to release.

This press release must disclose:

- The payment of a CLP Fee is intended to generate more quotes and trading than might otherwise exist absent this payment, and that the security leaving the Program may adversely impact a purchaser's subsequent sale of the security;
- and a hyperlink to the product webpage described below.

Issuer Website Guidelines

Issuer shall dedicate space on its website, which space will (i) include any such press releases, and (ii) provide a hyperlink to the dedicated page on the Exchange's website that describes the Program.

The Issuer must provide prompt, prominent and continuous disclosure on its website (most likely on the individual product page):

- The security participating in the Program and ticker, date of entry into the Program, and the amount of the CLP Fee;
- Risk factors investors should consider when making an investment decision, including that "participation in the Supplemental CLP Program may have potential impacts on the price and liquidity of the security"; and
- Termination date of the Program pilot (if not extended, July 28, 2015) and that the security leaving the Program could adversely impact a purchaser's subsequent sale of the security.

2. Listing Application and Related Forms for Exchange Traded Products Transferring to Bats

BATS Exchange, Inc.
Listing Application and Related Forms for Companies Transferring to BATS: Exchange Traded Products

To list an "exchange traded product" or "ETP" on BATS Exchange, Inc., a company must complete and submit all materials set forth below on the Listing Checklist to: BATS Exchange, Inc. Attn: Listing Qualifications Department, 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 or *list@batstrading.com.*

LISTING CHECKLIST (due at time of application)
☐ Listing Application
☐ Corporate Governance Certification Form
☐ Description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years including final disposition. (See Part III)
☐ Exchange Listing Agreement
☐ Fund/Index Provider Representation
☐ Daily Fund Calculation Representation
☐ Company Logo Authorization Form
☐ Index Component Data (See #3 under Index Information)
☐ Organizational Documents
☐ Board Resolutions Authorizing Listing
☐ Certificate of Good Standing

Note: All application materials sent to BATS Exchange, Inc. (the "Exchange") will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Listing Checklist. If you have questions on completing the Listing Application and related forms, you may direct them to the Listing Qualifications Department via email at *list@batstrading.com* or by telephone at 913-815-7101.

The Exchange will waive the entry fee for any Company that is listed on another national securities exchange if such Company transfers its listing to the Exchange; is dually listed on the Exchange and another national securities exchange but ceases to maintain its listing on that other national securities exchange, or is listed on another national securities exchange but not listed on the Exchange if the issuer of such securities is acquired by an unlisted company and, in connection with the acquisition, the unlisted company lists exclusively on the Exchange.

**Please refer to the Exchange's website at www.batstrading.com for additional information that may be required regarding the listing process.*

Each reference herein to a "Rule" is a BATS Exchange Listing Rule, unless otherwise indicated.

PART I – LISTING APPLICATION

FUND/TRUST INFORMATION		
Firm/Trust Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:
State of Incorporation/Date of Incorporation:		
SEC File Number:		
Standard Industrial Classification (SIC) Code:		
Central Index Key Number (CIK):		

FUND MANAGER/MANAGER TRUSTEE INFORMATION Please list the name and full title of the individual to be designated as the Fund Manager/Managing Trustee. Attach a separate sheet if the contact information for the individual differs from the Fund/Trust information provided above.
Fund Manager/Manager Trustee:

SPONSOR INFORMATION		
Firm Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

SPONSOR CONTACTS Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above.	
Chief Executive Officer:	Email:
Chief Financial Officer:	Email:
General Counsel:	Email:
Billing Contact:	Email:

Product Manager	Email:

DISTRIBUTOR CONTACT Please provide the following information regarding the Distributor.		
Firm Name:		
Contact Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

ETP ADMINISTRATOR CONTACT Please provide the following information regarding the ETP Administrator.		
Firm Name:		
Contact Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.		
Firm Name:		
Contact Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

PART II – SECURITY INFORMATION

Provide the name and description of fund(s) to be listed:
Name:
Description:

If you intend to list on the Exchange under your current trading symbol(s), please indicate so by providing your current trading symbol(s) here.

If you intend to list on the Exchange under a new trading symbol please provide three (3) proposed trading symbols in order of preference. All choices must be comprised of one to five alpha characters. If an Exchange symbol has been previously reserved, list only that symbol. For questions regarding symbols please call 913-815-7100 or send an email to *listings@batstrading.com*.

1)	2)	3)

If there is an existing public market for the fund(s) covered by this application, please identify each security, marketplace and trading symbol.

Please list the CUSIP* number for each issue for which application is being made.	
Issue(s) to be listed:	CUSIP* Number: *CUSIP Service Bureau can be reached at 212-438-6500 or *www.cusip.com*.

Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?
☐Yes ☐No

TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.		
Company Name/Contact Person:		
Address:		
City, State, Zip:		
Phone:	Fax:	Email:
Transfer Agent LPA Number:		

Index Information

Description of underlying index or indices (include name, ticker (if applicable), provider and number of components)

1. Index Component Data*

   A. Equity Indices – Provide the following data for each index component:
      1. Index Weight
      2. Current Market Capitalization (U.S. Dollars)
      3. Worldwide volume in each of the past six months

   B. Fixed Income Indices – Provide the following data for each index component:
      1. Index Weight
      2. Original Principal Amount (U.S. Dollars)
      3. Type of Debt (Convertible or Non-Convertible)
      4. Issuer Reporting Requirement (Section 13 or 15(d) of the Exchange Act)
      5. Market Value of Publicly Held Shares (U.S. Dollars)
      6. Aggregate remaining principal of issuer indebtedness not included in the index
      7. Whether the security is exempt under section 3(a)(12) of the Securities Exchange Act of 1934
      8. Whether the issuer is a government of a foreign country or a political subdivision of a foreign country

   *Index component data should be submitted using the spreadsheet template attached hereto or which can be found at *www.batstrading.com/listings*.

3. Fund/Index Provider Representation

   Provide representation from the fund or index provider (as applicable) that "any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index." Please attach the representation as a separate sheet to this Application.

4. Daily Fund Calculation Representation

   Provide representation that the net asset value for the fund(s) will be calculated daily and will be made available to all market participants at the same time. Please attach the representation as a separate sheet to this Application.

COMPANY INFORMATION	
Company Name:	(the "Company")
Symbol(s):	

Upon the Company's listing on the Exchange, the Company must comply with the Exchange's requirements relating to Board Composition, Executive Sessions, Audit Committee, Compensation of Officers, Director Nomination Process, Code of Conduct, Quorum, Review of Related Party Transactions and Direct Registration of Company's Securities.

1. Independent Directors-Rule 14.10(c)(2)(A)

I hereby certify that the Company's board of directors is comprised of a majority of independent directors as required by Rule 14.10(c)(2)(A).

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certification above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**[1]: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**[2]: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the independent director requirement of Rule 14.10(c)(2)(A) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.batstrading.com*.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal

[1] A "Controlled Company" is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.
[2] As defined in SEC Rule 3b-4(c)

securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

2. Independent Directors-Rule 14.10(c)(2)(B)

I hereby certify that the Company will have the regularly scheduled meetings at which only independent directors are present ("executive sessions"), as required by Rule 14.10(c)(2)(B).

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the executive session requirement of Rule 14.10(c)(2)(B) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.batstrading.com*.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

3. Audit Committee Charter-Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04

I hereby certify that the Company has adopted a formal written audit committee charter specifying the items enumerated in Rule 14.10(c)(3)(A), and that the audit committee will review and assess the adequacy of the charter on an annual basis. Please provide a copy of the charter and note the date of its adoption.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. A company checking this box must still have an audit committee that satisfies Rule 14.10(c)(3)(C) and must ensure that such audit committee members meet the independence requirement in Rule 14.10(c)(2). The Company must disclose in its annual reports filed with the SEC that it does not comply with the audit committee charter requirement of Rule 14.10(c)(3)(A) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Index Fund Shares[3] and Managed Fund Shares[4]**: Check here if the Company is a management investment fund registered under the Investment Company Act of 1940, as amended, that is also an Index Fund Shares or Managed Fund Shares, and is utilizing the exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement. Note, Index Fund Shares and Managed Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

4. **Audit Committee Composition-Rule 14.10(c)(3)(B)**

I hereby certify that the Company has, and will continue to have, an audit committee of at least three members, comprised solely of directors each of whom: (a) meets the Exchange's definition of independence contained in Rule 14.10(c)(1)(B); (b) meets the requirements of SEC Rule 10A-3(b)(1); (c) has not participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and (d) is able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement, as required by Rule 14.10(c)(3)(B)(i)(d).

In addition, I hereby certify that the Company has, and will continue to have, at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

LIST MEMBER(S):

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of all independent directors, except for one director, who meets the criteria set forth in Section 10A(m)(3) of the 1934 Act and is not a current officer or employee or a Family Member[5] of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the audit committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certifications above will be effective as of the end of the phase-in period.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. A company checking this box must still have an audit committee that satisfies Rule 14.10(c)(3)(C) and must ensure that such audit committee members meet the independence requirement in Rule 14.10(c)(2). The Company must disclose in its annual reports filed with the SEC that it does not comply with the audit committee composition requirements of Rule 14.10 (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirements.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

[3] As defined in Rule 14.11(c).
[4] As defined in Rule 14.11(i).
[5] As defined in Rule 14.10(c)(1)(B).

☐ **For Index Fund Shares and Managed Fund Shares**: Check here if the Company is a management investment fund registered under the Investment Company Act of 1940, as amended, that is also an Index Fund Shares or Managed Fund Shares, and is utilizing the exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement. Note, Index Fund Shares and Managed Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

5. <u>Independent Director Oversight of Executive Officer Compensation-Rule 14.10(c)(4)</u>

I hereby certify that the Company complies with Rule 14.10(c)(4), which requires independent director involvement in the determination of executive compensation.

☐ The Company complies with this requirement by having a compensation committee comprised solely of independent directors.

☐ The Company complies with this requirement by submitting such matters for approval or recommendation by a majority of the independent directors in a vote in which only independent directors participate.

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of at least three directors, all of whom are independent except for one director, who meets the criteria set forth in Section 10A(m)(3) of the 1934 Act and is not a current officer or employee or a Family Member of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the compensation committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is check, the certifications above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the "Controlled Company" exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the independent director oversight of executive compensation requirement of Rule 14.10(c)(4) (as well as each other requirement of Rule 14.10 that is does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.batstrading.com*.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

6. Director Nominations-Rule 14.10(c)(5)(A)

I hereby certify that the Company complies with Rule 14.10(c)(5)(A), which requires independent director oversight of director nominations.

☐ The Company complies with this requirement by having a nominations committee comprised solely of independent directors.

☐ The Company complies with this requirement by having director nominees selected or recommended by a majority of its independent directors in a vote in which only independent directors participate.

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of at least three directors, all of whom are independent except for one director, who meets the criteria set forth in Section 10A(m)(3) of the 1934 Act and is not a current officer or employee or a Family Member of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the nominations committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certifications above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. If relying upon this exemption, the Company must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the director nominations requirement of Rule 14.10(c)(5)(A) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Companies with Pre-Existing Agreements**: Check here if the Company is subject to a binding obligation that was in effect prior to August 30, 2011 that requires a director nomination structure inconsistent with Rule 14.10(c)(5). Pursuant to Rule 14.10(c)(5)(E), the Company is not required to comply with the nomination requirements.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.batstrading.com*.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

7. <u>Nominations Committee Charter or Board Resolution-Rule 14.10(c)(5)(B)</u>

I hereby certify that the Company has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws, as required by Rule 14.10(c)(5)(B). Please provide a copy of the charter or board resolution and note the date of adoption.

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. If relying upon this exemption, the Company must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the nominations committee charter/board resolution requirement of Rule 14.10(c)(5)(B) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Companies with Pre-Existing Agreements**: Check here if the Company is subject to a binding obligation that was in effect prior to August 30, 2011 that requires a director nomination structure inconsistent with Rule 14.10(c)(5). Pursuant to Rule 14.10(c)(5)(E), the Company is not required to comply with the nomination requirements.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.batstrading.com*.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

8. <u>Code of Conduct-Rule 14.10(d)</u>

I hereby certify that the Company has adopted one or more codes of conduct applicable to all directors, officers and employees, and that such codes are publicly available, as required by Rule 14.10(d), and that such codes satisfy the requirements of Rule 14.10(d).

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the code of conduct requirement of Rule 14.10(d) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.batstrading.com*.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

9. Quorum-Rule 14.10(f)(3)

I hereby certify that the Company's by-laws provide for a quorum of at least 33 1/3 percent of the outstanding shares of the Company's common voting stock, as required by Rule 14.10(f)(3).

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement and has provided the Exchange with a written statement from independent counsel in the Company's home country certifying that the Company's practices are not prohibited by the home country's laws. The Company must disclose in its annual reports filed with the SEC that it does not comply with the quorum requirement of Rule 14.10(f)(3) (as well as each other requirement of Rule 14.10 that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

10. Related Party Transactions-Rule 14.10(h)(1)

I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(h)(1) to satisfy this requirement, in which case the Company must certify that it complies with the requirements of Rule 14.10(e)(1)(D) by submitting to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at *www.batstrading.com*.

11. DRS Eligibility-Rule 14.7

I hereby certify that the Company's securities are eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the 1934 Act, as required by Rule 14.7.

☐ **For Companies Whose Securities are Book Entry**: Check here if the Company is exempt from this requirement because the Company's securities are book entry only.

AUTHORIZATION BY CORPORATE OFFICER I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein.
Signature:
Print Name:
Title:
Company Name:
Telephone:
Email:
Date:

PART III – ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide the following information in a separate attachment to this application.

Regulatory Proceedings/Litigation

1. With respect to the Company, its predecessors and its subsidiaries, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

2. With respect to current executive officers, directors, and ten (10) percent or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

[Note: With respect to questions 2a and 2b, there is no limit on the time frame covered by the request.]

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Other

1. Has the Company or any of its predecessors previously applied or requested a review of eligibility to have its securities listed or quoted on any marketplace? If so, please provide the name of the marketplace, and the date and outcome of the application. In addition, state whether the Company's securities have ever been delisted; the date and reasons for any delisting; whether the Company is (was) the subject of any inquiries or investigations by a securities exchange; and the outcome or resolution of such inquiries or investigations. Please note that the Company's obligation to respond to this question is ongoing and the Company must promptly advise the Exchange of any relevant inquiry.

2. Please note that securities of companies listing on the Exchange are required to be eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"). To be eligible, an issuer is required to use a transfer agent that meets DTC's insurance and connectivity requirements. Further, the transfer agent must instruct DTC to designate the Company's securities as direct registered eligible securities. In addition, the issuer's governing documents, such as its by-laws, must permit securities that are not represented by certificates. Please note that this rule does not apply to securities issued in book entry form only, including non-equity securities.

AFFIRMATION Please sign and date the application.	
I, (Name of Individual)	as (Title)
of (Company Name)	
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.	
  (Signature of Company Officer)	 (Date)

Listing Agreement for Companies Transferring to BATS

This listing agreement for companies transferring to BATS ("Listing Agreement") should be executed and submitted by issuers currently listed on a registered, national securities exchange ("Other Exchange") seeking to transfer a securities listing to the BATS Exchange, Inc. (collectively, with its affiliates, the "Exchange"). Additionally, this Agreement should be executed and submitted by any issuer that has previously submitted a Listing Application for Companies Transferring to BATS if such issuer is changing its name or current issuers changing their company name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, and pay all applicable listing fees when due.
2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.
3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.
4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.
5. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.
6. Company authorizes the Exchange to use Company's corporate logos, website address, trade names, and trade/service marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Company agrees to provide the Exchange with Company's current corporate logos, website address, trade names, and trade/service marks as they may be amended from time to time.
7. Company agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Company's trading symbol, corporate logos, website address, trade names, and trade/service marks in accordance with the terms of this Listing Agreement.
8. Company certifies that, no officer, board member or investment advisor has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

9. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

10. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

    a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

    b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

11. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.
12. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.
13. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.
14. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.
15. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

Note: Issuers changing their name must also concurrently submit the *Notification: Change in Company Record.*

BATS Exchange, Inc.
Company Logo Authorization Form

This form should be completed at the time of application for listing or to update a logo. Please complete this form and submit your logo artwork according to the requirements described on this form.

Submission-Please check appropriate box:

- ☐ Company logo at time of application
- ☐ Updated Company logo

Company Name:	Symbol:
Authorized Logo Release Contact Name:	
Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name:	
Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: *www.batstrading.com*.

In order to publicize Company's listing with the Exchange, Company authorizes the Exchange to use Company's corporate logos, trade names, and trade/service marks in order to convey trading information (quotation transactional reporting) and other information regarding Company in connection with the Exchange. In addition, Company authorizes the Exchange to include Company's logo in other communication materials (video, audio, electronic broadcasts, print promotion and advertising) to further increase awareness of Company among investors.

In order to ensure the accuracy of the information, Company agrees to provide the Exchange with Company's current corporate logos, trade names, and trade/service marks and with any subsequent changes. By signing below, Company indicates that the use granted is indemnified and held harmless from any third party rights and/or claims, without waiver of any legal privileges.

Other than the rights granted here, the Exchange acknowledges that it has no other rights in Company's corporate logos, trade names, and trade/service marks.

AUTHORIZED SIGNATURE	
Signature:	Date:

BATS Exchange, Inc.
Company Logo Artwork Requirements

To help investors recognize companies listed on the Exchange, the Exchange uses company logos, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logo across varied media (with distinct requirements), all logo submission must be in EPS (encapsulated Postscript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the Company logo are required (or six if both horizontal and vertical aspect versions are available):

   - 1 version in color
   - 1 version in color suitable for black background
   - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the logo artwork.

5. No low-resolution flattened artwork or logos in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all logo artwork and materials to:

BATS Exchange, Inc.
Listing Qualifications Department
8050 Marshall Drive, Suite 120
Lenexa, Kansas 66214

Authorization Form may also be faxed to 913-815-7250, and the logo material either zipped (.zip) or stuffed (.sit) and emailed to *list@batstrading.com* (do not exceed 20MB).

If you have any questions regarding the guidelines or the submission process, please call 913-815-7101 or email *list@batstrading.com*.

For information regarding the strategic advantages of listing on the Exchange, please call 913-815-7100 or send an email to *listings@batstrading.com*.

For information regarding the Exchange's listing standards or the application process, please contact 913-815-7101 or send an email to *list@batstrading.com*.

ETP Symbol

						Monthly Trading Volume (Last Six Months)					
Component Name	Type of Product	Primary Ticker	CUSIP (or equivalent)	Weight (%)	Market Capitalization ($)	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6

ETP Symbol

Issuer	Primary Ticker	CUSIP (or equivalent)	Weight (%)	Original Principal Amount ($)	Type of Debt (Convertible or Non-Convertible)	Issuer Reporting Requirement	Market Value of Publicly Held Shares($)	Remaining Principal of Additional Debt Securities	Exempt (Yes or No)	Is Issuer a Foreign Country or Sub-division thereof?

3. Listing Application and Related Forms for Exchange Traded Products-New Series or Fund of a BATS Listed Issuer

BATS Exchange, Inc.
Listing Application and Related Forms: Exchange Traded Products-New Series or Fund of a BATS Listed Issuer

To list an "exchange traded product" or "ETP" on BATS Exchange, Inc. that is a New Series or Fund of an issuer with securities currently listed on BATS Exchange, Inc., a company must complete and submit all materials set forth below on the Listing Checklist to: BATS Exchange, Inc. Attn: Listing Qualifications Department, 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 or *list@batstrading.com* .

LISTING CHECKLIST (due at time of application)
☐ Listing Application
☐ Description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years including final disposition (See Part III)
☐ Post-Effective Amendment to Registration Statement for New Series or Fund
☐ Notice of anticipated effective date of Post-Effective Amendment to Registration Statement
☐ Fund/Index Provider Representation
☐ Daily Fund Calculation Representation
☐ Entry Fee Payment Form and Entry Fee
☐ Company Logo Authorization Form
☐ Index Component Data (N/A for actively managed funds)
☐ Organizational Documents (if amended since previous submission to the Exchange)
☐ Board Resolutions Authorizing Issuance and Listing on BATS Exchange
☐ Certificate of Good Standing if one has not been submitted within past 3 months
☐ Copy of Press Release two business day prior to release if participating in the CLP Program

Note: All application materials sent to BATS Exchange, Inc. (the "Exchange") will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Listing Checklist. If you have questions on completing the Listing Application and related forms, you may direct them to the Listing Qualifications Department via email at *list@batstrading.com* or by telephone at 913-815-7101.

Each reference herein to a "Rule" is a BATS Exchange Listing Rule, unless otherwise indicated.

PART I – LISTING APPLICATION

FUND/TRUST INFORMATION		
Fund Name:		
Trust Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:
State of Incorporation/Date of Incorporation:		
SEC File Number:		
Standard Industrial Classification (SIC) Code:		
Central Index Key Number (CIK):		

FUND MANAGER/MANAGER TRUSTEE INFORMATION Please list the name and full title of the individual to be designated as the Fund Manager/Managing Trustee. Attach a separate sheet if the contact information for the individual differs from the Fund/Trust information provided above.
Fund Manager/Manager Trustee:

SPONSOR INFORMATION		
Firm Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

SPONSOR CONTACTS Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above.	
Chief Executive Officer:	Email:
Chief Financial Officer:	Email:
General Counsel:	Email:
Billing Contact:	Email:
Product Manager	Email:

DISTRIBUTOR CONTACT Please provide the following information regarding the Distributor.		
Firm Name:		
Contact Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

ETP ADMINISTRATOR CONTACT Please provide the following information regarding the ETP Administrator.		
Firm Name:		
Contact Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.		
Firm Name:		
Contact Name:		
Address of Principal Executive Office:		
City, State, Zip:		
Phone:	Fax:	Website:

PART II – SECURITY INFORMATION

Provide the name and description of fund(s) to be listed; *include a rule filing number*, if applicable:
Name:
Description:
Rule Filing Number (if applicable):

Provide three (3) proposed trading symbols in order of preference. All choices must be comprised of one to five alpha characters. If an Exchange symbol has been previously reserved, list only that symbol. For questions regarding symbols please call 913-815-7100 or send an email to *listings@batstrading.com*.		
1)	2)	3)

If there is an existing public market for the fund(s) covered by this application, please identify each security, marketplace and trading symbol.

Total Anticipated number of shares outstanding per fund: *(If more than one fund is being listed note each fund's total separately).*	
Anticipated number of initial creation units *per fund*:	
Anticipated price per share (valuation price):	
Expected effective date of post-effective amendment to registration statement:	
Expected date of initial trading:	
Expected closing date of the initial distribution:	

Please list the CUSIP* number for each issue for which application is being made.	
Issue(s) to be listed:	CUSIP* Number: *CUSIP Service Bureau can be reached at 212-438-6500 or *www.cusip.com*.

Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
☐Yes	☐No

TRANSFER AGENT CONTACT INFORMATION		
Company Name/Contact Person:		
Address:		
City, State, Zip:		
Phone:	Fax:	Email:
Transfer Agent LPA Number:		

Index Information

Description of underlying index or indices (include name, ticker (if applicable), provider and number of components)

1. Index Component Data*

   A. Equity Indices – Provide the following data for each index component:
      1. Index Weight (sum total should equal 100%)
      2. CUSIP/Identifier

2. Fund/Index Provider Representation

   Provide representation from the fund or index provider (as applicable) that "any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index." Please attach the representation as a separate sheet to this Application.

3. Daily Fund Calculation Representation

   Provide representation that the net asset value for the fund(s) will be calculated daily and will be made available to all market participants at the same time. Please attach the representation as a separate sheet to this Application.

Indicative Optimized Portfolio Value ("IOPV") dissemination is contracted with:

PART III – ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide the following information in a separate attachment to this application.

Regulatory Proceedings/Litigation

1. With respect to the Company, its predecessors and its subsidiaries, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

2. With respect to current executive officers, directors, and ten (10) percent or greater shareholders, provide a detailed description of all inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

[Note: With respect to questions 2a and 2b, there is no limit on the time frame covered by the request.]

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

AFFIRMATION Please sign and date the application.	
I, (Name of Individual)	as (Title)
of (Company Name)	
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.	
  (Signature of Company Officer)	 (Date)

Fees

Companies submitting applications for the listing of ETPs on the Exchange are assessed a non-refundable application fee of $5,000, which will be billed to the Company in the month that the ETP is listed on the Exchange. The issuer of each class of securities that is a domestic or foreign issue listed on the Exchange as an ETP that elects to participate in the Supplemental Competitive Liquidity Provider Program under Exchange Rule 11.8 Interpretation and Policy .03 (the "CLP Program") shall pay to the Exchange an annual fee in the amount of the CLP Fee, as selected by the Company pursuant to the CLP Program, which may be $5,000 to $100,000. The issuer of each class of securities that is a domestic or foreign issue listed on the Exchange as an ETP that is not currently participating in the CLP Program shall pay no annual fee to the Exchange. All applicable fees should be made payable to "BATS Exchange, Inc."

Payment By Check: All checks must be sent under separate cover to the address provided below. Please complete this form and submit it with your payment.

Company Name:	
Address:	
City, State, Zip:	
Remitter Name (if not the same as the company):	
Check enclosed in the amount of $:	Check No.:

Please mail this form and your payment by courier/overnight to:

BATS Exchange, Inc.
Listing Qualifications Department
8050 Marshall Drive, Suite 120
Lenexa, Kansas 66214

Payment By Wire: Please use the following instructions and include the specific reference information provided below when transmitting your payment. Submission of this form is not required.

Bank Name: M&I Marshall & Ilsley Bank
Bank Address: 422 East Mason Street
Bank Address: Milwaukee, WI 53202
ABA Bank Routing: 0710-0028-8
SWIFT Code: MARLUS44
Account Name: BATS Exchange, Inc.
Account Number: 0044983587
Reference: A1010, Company name, symbol and note that the fees are for initial listing.

BATS Exchange, Inc.
Company Logo Authorization Form

This form should be completed at the time of application for listing or to update a logo. Please complete this form and submit your logo artwork according to the requirements described on this form.

Submission-Please check appropriate box:

- ☐ Company logo at time of application
- ☐ Updated Company logo

Company Name:	Symbol:
Authorized Logo Release Contact Name:	
Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name:	
Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: *www.batstrading.com*.

In order to publicize Company's listing with the Exchange, Company authorizes the Exchange to use Company's corporate logos, trade names, and trade/service marks in order to convey trading information (quotation transactional reporting) and other information regarding Company in connection with the Exchange. In addition, Company authorizes the Exchange to include Company's logo in other communication materials (video, audio, electronic broadcasts, print promotion and advertising) to further increase awareness of Company among investors.

In order to ensure the accuracy of the information, Company agrees to provide the Exchange with Company's current corporate logos, trade names, and trade/service marks and with any subsequent changes. By signing below, Company indicates that the use granted is indemnified and held harmless from any third party rights and/or claims, without waiver of any legal privileges.

Other than the rights granted here, the Exchange acknowledges that it has no other rights in Company's corporate logos, trade names, and trade/service marks.

AUTHORIZED SIGNATURE	
Signature:	Date:

To help investors recognize companies listed on the Exchange, the Exchange uses company logos, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logo across varied media (with distinct requirements), all logo submission must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the Company logo are required (or six if both horizontal and vertical aspect versions are available):

   - 1 version in color
   - 1 version in color suitable for black background (required only if original logo is not clearly visible on a black background)
   - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the logo artwork.

5. No low-resolution flattened artwork or logos in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all logo artwork and materials to:

BATS Exchange, Inc.
Listing Qualifications Department
8050 Marshall Drive, Suite 120
Lenexa, Kansas 66214

Authorization Form may also be faxed to 913-815-7250, and the logo material either zipped (.zip) or stuffed (.sit) and emailed to *list@batstrading.com* (do not exceed 20MB).

If you have any questions regarding the guidelines or the submission process, please call 913-815-7101 or email *list@batstrading.com*.

For information regarding the strategic advantages of listing on the Exchange, please call 913-815-7100 or send an email to *listings@batstrading.com*.

For information regarding the Exchange's listing standards or the application process, please contact 913-815-7101 or send an email to *list@batstrading.com*.

Under Competitive Liquidity Provider (CLP) Disclosure guidelines, Issuers are to (1) issue a press release stating the funds involvement in the program and (2) post disclosures on the Issuer's website. Both items are discussed in greater detail below. These requirements are mandated by SEC Release No. 34-72693 and Exchange Rule 11.8 (see Interpretive Policy .03).

Press Release Guidelines

Issuer must issue a press release to the public (in a form and manner prescribed by the Exchange) *when the CLP Security commences participation* in the Supplemental CLP Program ("Program");

A copy of the Press Release must be provided to the Exchange ***two business days prior*** to release.

This press release must disclose:

- The payment of a CLP Fee is intended to generate more quotes and trading than might otherwise exist absent this payment, and that the security leaving the Program may adversely impact a purchaser's subsequent sale of the security;
- and a hyperlink to the product webpage described below.

Issuer Website Guidelines

Issuer shall dedicate space on its website, which space will (i) include any such press releases, and (ii) provide a hyperlink to the dedicated page on the Exchange's website that describes the Program.

The Issuer must provide prompt, prominent and continuous disclosure on its website (most likely on the individual product page):

- The security participating in the Program and ticker, date of entry into the Program, and the amount of the CLP Fee;
- Risk factors investors should consider when making an investment decision, including that "participation in the Supplemental CLP Program may have potential impacts on the price and liquidity of the security"; and

Termination date of the Program pilot (if not extended, July 28, 2015) and that the security leaving the Program could adversely impact a purchaser's subsequent sale of the security.

4. Listing Fee Summary

BATS Listing Fee Summary

Making Markets Better®

as of October 17, 2014

Initial Listing Fee - waived for transfers: $5,000

The Initial Listing Fee is a non-refundable application fee for ETPs.

There are no annual fees to list ETPs on BATS Exchange.

5. CLP Quoting Incentives

BATS Making Markets Better®

CLP Quoting Incentives

As of July 28, 2014

For further details regarding the Competitive Liquidity Provider ("CLP") program, please refer to Interpretation and Policy .03 to BATS Rule 11.8.

(1) *Daily Rebates.* Eligible CLPs shall compete for a daily financial rebate based on each day's quoting activity as follows:

Class of Security	Amount of Total Daily Rebate	Allocation of Daily Rebate*
ETPs Listed Pursuant to Rule 14.11	One quarter of total annual CLP Fees for the CLP Security divided by the number of trading days in the current quarter.	CLPs with highest and second highest number of Bid SET** Credits will receive a daily financial rebate of 60% and 40%, respectively; CLPs with highest and second highest number of Offer SET** Credits will receive a daily financial rebate of 60% and 40%, respectively

*In the event only one CLP is eligible for the daily rebate, 100% of such rebate will be provided to such CLP. In the event that multiple CLPs have an equal number of Bid SET Credits or Offer SET Credits, the CLP with the highest executed volume in the security will be awarded the applicable daily rebate.

**Size Event Tests, or SETs, are defined in BATS Rule 11.8, Interpretation and Policy .03 (i). A CLP must have Winning Bid (Offer) SETs equal to at least 10% of the total Bid (Offer) SETs, respectively, on any trading day to be eligible for the rebate that day.

B. Corporate Action Notifications

1. Non-Cash Dividend/Distribution

BATS Exchange, Inc.
Notification: Non-Cash Dividend/Distribution

Pursuant to Listing Rule 14.6(e)(6) and SEC Rule 10b-17, the issuer of any class of securities listed on the Exchange must notify the Exchange no later than ten (10) calendar days prior to the record date of a non-cash distribution (stock split, stock dividend, spin-off, or rights offering). The issuer must also provide public disclosure of the dividend action using a Regulation FD compliant method. Notice to the Exchange should be given as soon as possible after declaration, but in any event, no later than simultaneously with the public disclosure. Please note that notification of the public disclosure must also be provided to the Exchange through the Electronic Disclosure Submission System.

The Exchange will use the information in this Notification to determine an ex-dividend date for the distribution, which is the date on which the security will start trading without the right to receive the dividend or distribution. **The information provided in this Notification is subject to immediate public disclosure in connection with the Exchange's announcement of the ex-dividend date.**

Cash dividends or other distributions of cash must be reported to the Exchange on the Notification: Cash Dividend/Distribution. Change in par value must be reported on the Notification: Change in Company Record.

Please provide one form for each class of security. Complete Part I and only the applicable sections of Part II.

PART I: GENERAL INFORMATION	
Company Name:	Symbol:
Transfer Agent:	
Email:	Phone:
Security Class and Description:	
CUSIP/CINS Number:	
PRIMARY AND SECONDARY CONTACT INFORMATION The Exchange will provide an email confirmation of the ex-dividend date ruling with respect to this *Notification*. Please indicate who the primary and secondary contact should be for correspondence on dividend related matters.	
Primary Contact Name:	
Email:	Phone:
Secondary Contact Name:	
Email:	Phone:

PART II: TRANSACTION INFORMATION

Please provide the requested information on the type of plan/issuance in the appropriate section below.

A. RIGHTS OFFERING

Record Date:	Distribution Date:	SEC Effective Date:
Expiration Date:	Transferable: ☐ Yes ☐ No	
Maximum number of underlying shares to be issued upon exercise of the rights:		
Is this a dilution protection/shareholder rights plan ("poison pill")? ☐ Yes ☐ No		
How many rights are being distributed on a per share basis?		
What does each right entitle the holder to purchase and at what subscription price?		

B. STOCK DIVIDEND/FORWARD STOCK SPLIT

Declaration Date:	Record Date:	Distribution Date:
Stock Ratio/Split per Share:		
Is this distribution a "Qualified Dividend" as defined under the provisions of the Jobs and Growth Tax Relief Reconciliation Act of 2003: ☐ Yes ☐ No ☐ Not Known		
Pre-split total shares outstanding (excluding treasury stock):		
Post-split total shares outstanding (maximum):		
Does split result in a change of par value? ☐ Yes ☐ No If yes, please complete the Notification: Change In Company Record.		
Method of settling fractional shares:		
Explanation of any conditions which must be met for the transaction to become effective:		

C. SPIN-OFF		
Declaration Date:	Record Date:	Distribution Date:
What is the name of the entity being distributed ("newco")?		
How many shares of the "newco" will be issued for each share of the parent company held?		
Is the "newco" anticipated to be publicly traded and/or listed? If yes, please indicate which listing or trading venue?		
What is the expected effective date of the registration statement for the "newco"?		
What is the expected value of the "newco" on a per share basis?		

AUTHORIZED SIGNATURE	
Name:	Title:
Signature:	Date:

This Notification must be submitted through the Electronic Disclosure Submission System found at *https://www.batstrading.com/account/login.*

This Notification is required to be filed no later than ten (10) calendar days prior to record date.

Questions about this Notification may be directed to the Listing Surveillance Department at:

- 913.815.7200 (phone)
- continuedlisting@batstrading.com

2. Change in Company Record

BATS Exchange, Inc.
Notification: Change in Company Record

Pursuant to Rule 14.6(e)(3), the Exchange, requires notification when an Exchange company requests a change of its name, a change in the par value or title of its securities, or a voluntary change in its trading symbol. The Exchange does not assess a fee for any such change in its record. Please note: When a company changes its name, it is also required to execute a new Listing Agreement.

GENERAL INFORMATION		
Company Name:		
Address of Principal Executive Office:		
Contact:		
Phone:	Fax:	Email:
Symbol:	Title of Security:	Par Value:

RECORD-KEEPING CHANGE	
New Company Name:	
New Title of Security:	New Par Value:
CUSIP/CINS Number: Current:	New:
Effective Date Of The Change:	
Companies that intend to change their trading symbol should indicate if a symbol has already been reserved: ☐Yes ☐No ☐N/A If yes, please indicate new symbol: If not, the Exchange recommends a symbol be reserved prior to completion of this form; however, it is not required. A company may submit a request to reserve a new symbol for trading on the Exchange online. All choices must comprise of one to five alpha characters. A Symbol Reservation Confirmation will be sent upon the reservation of a new symbol.	
Date all legal filings were or are anticipated to be perfected, if applicable:	
Date of shareholder approval of change, if required:	

AUTHORIZATION BY CORPORATE OFFICER	
Officer's Name:	Title:
Officer's Signature:	Date:

BATS Exchange, Inc.
Instructions: Change in Company Record

Pursuant to Rule 14.6(e)(3), an Exchange company is required to provide notification for a change in its name, the par value or title of its securities trading on the Exchange, a stock dividend, a forward stock split, or a voluntary change in its trading symbol. In order to assure prompt review of the request for a change in company record, please follow the instructions below:

1. Please include a cover letter which provides a brief description of the transaction or circumstances surrounding the change in the company's record.

2. Please provide your original Notification: Change in Company Record to the Listing Surveillance Department through any of the delivery methods below:

- Electronic Disclosure Submission System found at *https://www.batstrading.com/account/login*
- continuedlisting@batstrading.com
- 913.815.7250 (facsimile)
- BATS Exchange, Inc.
  Attn: Listing Surveillance Department
  8050 Marshall Dr., Ste. 120
  Lenexa, KS 66214

Change in company name and change in title of security or par value notices should be submitted no later than ten (10) calendar days after the change; however, the Exchange recommends submitting those two days prior to the change. Change in trading symbol notices should be submitted two (2) business days prior to occurrence.

Questions about this Notification may be directed to the Listing Surveillance Department at:

- 913.815.7200 (phone)
- continuedlisting@batstrading.com

3. Substitution Listing Event

BATS Exchange, Inc.
Notification: Substitution Listing Event

Please review the attached Instructions before completing this Notification. Complete Parts I and II and only the applicable sections of Part III. The Exchange does not assess a fee for any substitution listing event.

PART I: COMPANY INFORMATION		
Company Name:		
Contact Name:	Contact Title:	
Phone:	Fax:	Email:
Transfer Agent:		
Phone:	Fax:	Email:

PART II: SECURITY INFORMATION	
Symbol:	CUSIP/CINS Number:
Security Class and Description (include par or stated value, warrant expiration date and exercise price, unit components and separation date, face amount and interest rate on convertible debt, and other issue specific information):	
Date of approval for the action(s) by the board of directors:	
Date of approval for the action(s) by shareholders (if applicable):	
Anticipated date of closing:	
Effective date of charter amendment (where applicable):	
Are there any changes to your Exchange listing or other relevant information (e.g., change in name, symbol, CUSIP number, par value, change of control, deletion of another listed company, etc.)? ☐ Yes ☐ No If yes, please specify. Please attach a separate sheet if necessary.	

PART III: TRANSACTION INFORMATION

Please provide the requested information on the specific substitution listing event in the appropriate section below.

A. REVERSE STOCK SPLIT*

*The information provided below shall be deemed subject to immediate public disclosure unless clearly noted otherwise.

Effective Date:	Stock/Split Ratio:
Post-split total shares outstanding (maximum):	
Pre-split par value:	Post-split par value:
Method of settling fractional shares:	
Post-split number of publicly-held shares:	

Post-split number of total/public shareholders:

Note: After the reverse stock split occurs, Tier I issuers generally are required to have at least 400 total shareholders. "Total shareholders" is defined as holders of beneficial interest and holders of record. Tier II issuers generally are required to have at least 300 public shareholders post-split for continued listing. "Public holders" of a security include beneficial holders and holders of record, but does not include any holder, who is, directly or indirectly, an executive officer, director, or the beneficial holder of more than 10% of the total shares outstanding. Please contact your Listing Analyst at 913-815-7200 for further information.

Will the reverse split of the common stock have an impact on any related warrants and/or units that are publicly traded?

☐ Yes ☐ No ☐ Not Applicable

If yes, please specify whether the split will be the same as the common stock or if the terms of the warrants and/or units will be adjusted. Please attach a separate sheet if necessary.

Explanation of any conditions which must be met for the transaction to become effective:

B. RE-INCORPORATION OR A CHANGE IN THE COMPANY'S PLACE OF ORGANIZATION

Place of organization (includes changes in state of incorporation):

Current: New:

Has the company filed new articles of incorporation with the applicable state or country regulatory body?

☐ Yes ☐ No

Name of Regulatory Body:

Filing Date:

If no, when will filing be made:

C. SUBSTITUTION LISTING OR EXCHANGE OF SECURITIES Please use this space for issuances/changes not specified above (e.g., formation of a holding company, which replaces the listed company; substitution listing of a new class of securities for another security; technical share-for-share exchanges and other situations). Please note: When the surviving entity in a substitution listing has a new legal name, it must also execute a new Listing Agreement.
Type of issuance/reason for change/effective date:
Explanation of any conditions which must be met for the transaction(s) to become effective:
Are there any changes to the voting rights or equity participation rights associated with this transaction? ☐ Yes ☐ No If yes, please contact the Listing Qualifications Department at 913-815-7200 to discuss the issue prior to completion of the response. Specify details for pre and post transaction and attach a separate sheet if necessary.

AUTHORIZATION BY CORPORATE OFFICER	
Name:	Title:
Signature:	Date:

PART I: Notification Requirements

Pursuant to Rule 14.6(e)(4), all companies* listed on the Exchange are required to file this Notification: Substitution Listing Event when the following events occur:

- Reverse stock split;
- Re-incorporation;
- Change in the company's place of organization;
- The formation of a holding company that replaces a listed company;
- Reclassification or exchange of a company's shares for another security;
- The listing of a new class of securities in substitution for a previously-listed class of securities; or
- Any technical change whereby the shareholders of the original company received a share-for-share interest in the new company without any change in their equity position or rights.

Please note that the Exchange requires notification when an Exchange-listed company requests a change of its name, a change in the par value or title of its securities, or a voluntary change in its trading symbol. If such record-keeping changes occur as a result of a substitution listing event, the company should report all changes on this form. No further action or fees are required.

If there is an aggregate increase or decrease of any class of securities that exceeds 5 percent of the amount of the securities of the class outstanding as last reported on a Form 10-Q or 10-K or their equivalents, the company must also complete a Notification: Change in Number of Shares Outstanding.

* The Subsequent Listing Event Notification is applicable for securities that are listed on a national securities exchange and not designated by BATS Exchange, Inc. as national market system securities, e.g., dually listed securities.

PART II: Submission of the Notification and Fee Payment

Please provide on Notification for each class of security. More than one type of action for each class of security may be indentified on one form.

A. Required Documentation

Please enclose one (1) copy of the following supporting documentation with this form.

- Cover letter briefly describing the transaction;
- The board resolution authorizing the plan, transaction, and/or issuance;
- Opinion of counsel (if available); and
- Applicable documentation:
    - Prospectus
    - Press Release
    - Proxy Statement
    - Certificate of Designation
    - SEC registration statement
    - Form 8-K
    - Plan of Reorganization

- Consent Solicitation
- Acquisition/merger agreement
- Other relevant information

B. Timing

All notifications are required to be filed with the Exchange 15 calendar days prior to the substitution listing event with the exception of re-incorporation or a change to a company's place of organization. For these events, the company shall notify the Exchange as soon as practicable after the re-incorporation or the change in the place of organization has been implemented.

C. Submission of Filing

Please provide your original Notification: Substitution Listing Event to the Listing Surveillance Department through any of the delivery methods below:

- Electronic Disclosure Submission System found at *https://www.batstrading.com/account/login*
- continuedlisting@batstrading.com
- 913.815.7250 (facsimile)
- BATS Exchange, Inc.
  Attn: Listing Surveillance Department
  8050 Marshall Dr., Ste. 120
  Lenexa, KS 66214

Questions about this Notification may be directed to the Listing Surveillance Department at:

- 913.815.7200 (phone)
- continuedlisting@batstrading.com

4. Cash Dividend/Distribution

BATS Exchange, Inc.
Notification: Cash Dividend/Distribution

Pursuant to Listing Rule 14.6(e)(6) and SEC Rule 10b-17, the issuer of any class of securities listed on the Exchange must notify the Exchange ten (10) calendar days prior to the record date of a cash dividend or other distribution in cash. The issuer must also provide public disclosure of the dividend action using a Regulation FD compliant method. Notice to the Exchange should be given as soon as possible after declaration, and in any event, no later than simultaneously with the public disclosure. Please note that notification of the public disclosure must also be provided to the Exchange through the Electronic Disclosure Submission System.

The Exchange will use the information in this Notification to determine an ex-dividend date for the distribution, which is the date on which the security will start trading without the right to receive the dividend or distribution. **The information provided in this Notification is subject to immediate public disclosure in connection with the Exchange's announcement of the ex-dividend date.**

Any non-cash distributions (stock splits, stock dividends, spin-offs, or rights offerings) should be reported on the Notification: Non-Cash Dividend/Distribution.

PART I: GENERAL INFORMATION	
Company Name:	Symbol:
Transfer Agent:	
Email:	Phone:
Security Class and Description:	
CUSIP/CINS Number:	
PRIMARY AND SECONDARY CONTACT INFORMATION The Exchange will provide an email confirmation of the ex-dividend date ruling with respect to this *Notification*. Please indicate who the primary and secondary contact should be for correspondence on dividend related matters.	
Primary Contact Name:	
Email:	Phone:
Secondary Contact Name:	
Email:	Phone:

PART II: DIVIDEND/DISTRIBUTION INFORMATION		
Declaration Date:	Record Date:	Distribution Date:
Amount of cash per share:		
Is the distribution a "Qualified Dividend" as defined under the provisions of The Jobs and Growth Tax Relief Reconciliation Act of 2003: ☐ Yes ☐ No ☐ Not Known		
Dividend amount is: (Please check one.) ☐ Monthly ☐ Quarterly ☐ Semi-annual ☐ Annual ☐ Special* ☐ Other* *If this dividend is classified as "special" or "other", please explain. Also, if the dividend is a special dividend, the company's public disclosure should indicate this fact.		
Explain any conditions which must be met (for example, shareholder approval, government approval, SEC registration, etc.) for this distribution to become effective:		

AUTHORIZED SIGNATURE	
Name:	Title:
Signature:	Date:

This Notification must be submitted through the Electronic Disclosure Submission System found at *https://www.batstrading.com/account/login.*

This Notification is required to be filed no later than ten (10) calendar days prior to record date.

Questions about this Notification may be directed to the Listing Surveillance Department at:

- 913.815.7200 (phone)
- continuedlisting@batstrading.com

C. Additional Forms

1. Electronic Disclosure Submission System Authorized Users

BATS Exchange, Inc.

Electronic Disclosure Submission System Authorized Users

On behalf of ____________________________, I, ________________________________, do hereby grant the users
(Company) (Name)
identified below access to the Electronic Disclosure Submission System. **BATS Exchange may only discuss material non-public information with these individuals.**

This web application provides issuers with a secure delivery method for corporate news and corporate action submissions to the Exchange. See BATS Exchange Rule 14.6 for more information.

The Exchange will create a unique login for each of these individuals. This form must be signed by an authorized corporate officer. Please email this form to continuedlisting@batstrading.com or fax to 913.815.7250. Contact the Listing Surveillance Department at 913.815.7200 if you have any questions.

AUTHORIZED USERS	
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:
Name:	Title:
Phone:	Email:

AUTHORIZATION BY CORPORATE OFFICER	
Signature:	
Title:	Date:

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,
2. Date of election to membership or acceptance as a participant, subscriber or other user,
3. Principal business address and telephone number,
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and
6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Abel/Noser Corp.	8/18/2008	9/1/2010	NA	NA	Member	One Battery Park Plaza 6th Floor New York, NY 10004	646-432-4040	Agency
ABN AMRO Clearing Chicago, LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	Member	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312- 604-8643	Market Maker
Agency Desk, LLC (formerly Samurai Trading, LLC)	7/1/2009	NA	NA	NA	Member	515 Madison Avenue 22nd Floor New York, NY 10022	212-935-9835	Market Maker
Agency Trading Group, Inc.	10/23/2008	9/2/2014	NA	5/27/2010	Member	235 E Lake Street Wayzata, MN 55391	952-476-9500	Agency
Albert Fried & Company, LLC	8/18/2008	4/15/2011	5/18/2010	5/18/2010	Member	45 Broadway 24th Floor New York, NY 10006	212-422-7282	Agency
Allston Trading, LLC	9/4/2008	10/1/2010	5/25/2010	5/27/2010	Member	440 South LaSalle Street Suite 1200 Chicago, IL 60605	312-663-7174	Proprietary
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	Member	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
Alternet Securities, Inc.	NA	NA	5/25/2010	5/25/2010	Member	380 Madison Ave 4th Floor New York, NY 10017	212-444-6176	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	Member	1700 Pacific Avenue Suite 1400 Dallas, TX 75201	214-765-1170	Clearing Firm
Archipelago Securities, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	100 South Wacker Drive Suite 1800 Chicago, IL 60606	312-442-7046	Exchange
Arxis Securities, LLC	12/22/2014	NA	NA	NA	Member	527 Madison Avenue 18th Floor New York, NY 10022	646-565-3302	Proprietary
Ascendiant Capital Markets, LLC	4/1/2011	4/1/2011	NA	NA	Member	18881 Von Karman 16th Floor Irvine, CA 92612	949-218-2486	Agency
Athena Capital Research, LLC	7/1/2009	10/20/2010	NA	NA	Sponsored Participant	440 Ninth Avenue 11th Floor New York, NY 10001	212-931-9056	Proprietary
ATM Execution LLC	3/15/2012	3/15/2012	3/21/2012	3/21/2012	Member	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1554	Market Maker
Automated Trading Desk Financial Services, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	11 Ewall Street Mount Pleasant, SC 29464	843-789-2166	Proprietary
Avatar Securities, LLC	4/1/2011	4/1/2011	NA	NA	Sponsored Participant	19 West 24th Street 8th Floor New York, NY 10010	646-435-0167	Proprietary
Barclays Capital, Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	745 7th Avenue New York, NY 10019	212-412-2125	Institutional
BATS Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of BATS Exchange
Bay Crest Partners, LLC	10/15/2008	NA	5/25/2010	5/27/2010	Member	40 Wall Street 42nd Floor New York, NY 10005	212-480-1400	Agency
Bayes Capital, LLC	1/15/2015	1/30/2015	1/30/2015	1/30/2015	Member	54 Jefferson Avenue Westwood, NJ 07675	201-660-7188	Agency
Belvedere Trading, LLC	11/1/2011	3/1/2012	11/29/2011	NA	Member	10 South Riverside Plaza #2100 Chicago, IL 60606	312-262-3420	Proprietary
Benjamin & Jerold Brokerage I, LLC	10/1/2009	NA	NA	NA	Member	80 Broad Street 5th Floor New York, NY 10005	646-201-5024	Agency
BGC Financial, LP	8/17/2009	NA	NA	NA	Member	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7412	Agency
Blaylock Beal Van, LLC	5/3/2010	NA	NA	NA	Member	600 Lexington Avenue 3rd Floor New York, NY 10022	212-715-6600	Agency
Bloomberg Tradebook, LLC	10/23/2008	10/4/2010	5/14/2010	5/14/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-617-1184	Agency
Blue Fire Capital, LLC	8/18/2008	10/8/2010	5/25/2010	5/27/2010	Member	311 South Wacker Drive Suite 2000 Chicago, IL 60606	312-242-0504	Proprietary
Bluefin Trading, LLC	8/3/2009	NA	9/27/2013	8/13/2013	Member	3 Park Avenue 37th Floor New York, NY 10016	914-227-9555	Agency
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	Member	3 Times Square New York, NY 10036	212-885-4045	Agency
BMT Trading, LLC	2/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
BNP Paribas Prime Brokerage, Inc.	12/3/2012	12/3/2012	NA	NA	Member	787 7th Avenue New York, NY 10019	917-472-4991	Clearing Firm
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	787 7th Avenue New York, NY 10019	212-841-3676	Proprietary
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	Member	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2225	Market Maker
Bulltick, LLC	1/15/2009	NA	NA	NA	Member	701 Brickell Avenue Suite 2550 Miami, FL 33131	212-616-2604	Agency
C&C Trading, LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	Member	111 Broadway Suite 808 New York, NY 10006	212-433-7589	Proprietary
Canaccord Genuity, Inc.	10/1/2013	10/1/2013	6/10/2010	6/10/2010	Member	350 Madison Avenue New York, NY 10017	212-389-8156	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Cantor Fitzgerald & Co.	10/23/2008	NA	5/25/2010	5/27/2010	Member	110 East 59th Street 4th Floor New York, NY 10022	212-829-5226	Institutional / Agency
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	Member	1601 Elm Street Suite 3900 Dallas, TX 75201	214-978-4767	Agency
CastleOak Securities, LP	NA	NA	5/14/2010	5/14/2010	Member	110 E. 59th Street 2nd Floor New York, NY 10022	212-829-4776	Agency
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	Member	99 Park Avenue Suite 1710 New York, NY 10016	212-888-4673	Market Maker
Chimera Securities, LLC	6/2/2014	6/2/2014	6/25/2014	6/25/2014	Member	225 Park Avenue South 17th Floor New York, NY 10003	646-597-6146	Proprietary Trading
Chopper Securities, LLC	5/16/2011	5/16/2011	5/11/2011	5/11/2011	Member	141 West Jackson Boulevard Suite 2201A Chicago, IL 60604	312-628-3530	Proprietary
Churchill Capital USA, Inc.	8/18/2008	NA	NA	NA	Member	1270 Avenue of the Americas Suite 1910 New York, NY 10020	212-994-5477	Agency
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	Member	425 Lexington Avenue New York, NY 10017	212-667-7030	Proprietary
Citadel Securities, LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	Member	131 South Dearborn Street 32nd Floor Chicago, IL 60603	312-756-4416	Market Maker
Citigroup Global Markets, Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	Member	390-388 Greenwich Street New York, NY 10013	212-723-7700	Full Service
CJS Securities, Inc.	7/15/2009	3/15/2011	NA	NA	Member	50 Main Street Suite 325 White Plains, NY 10606	914-287-7600	Agency
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	Member	17 State Street 38h Floor New York, NY 10004	212-531-8532	Public Customer Business
CLSA Americas, LLC	NA	NA	5/21/2013	5/21/2013	Member	1301 Avenue of the Americas New York, NY 10019	212-408-5719	Agency
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	Sponsored Participant	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CMT Trading, LLC	3/17/2014	3/17/2014	3/5/2014	3/5/2014	Member	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-612-6930	Proprietary
Compass Professional Services, LLC	6/15/2011	NA	NA	NA	Member	111 W. Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5010	Proprietary
Concept Capital Markets, LLC	3/15/2011	3/15/2011	NA	NA	Member	1010 Franklin Avenue Suite 303 Garden City, NY 11530	212-702-7198	Agency
ConvergEx Execution Solutions, LLC	10/15/2008	9/1/2010	5/25/2010	5/27/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-468-8466	Full Service
COR Clearing, LLC	10/15/2009	NA	NA	NA	Member	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6164	Clearing Firm
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	Member	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1623	Market Maker
Credit Suisse Securities (USA), LLC	9/3/2008	10/1/2010	5/25/2010	5/27/2010	Member	11 Madison Avenue 24th Floor New York, NY 10010	212-538-6067	Full Service
Critical Trading, LLC	7/1/2014	NA	NA	NA	Member	120 West 45th Street Suite 120 New York, NY 10036	646-918-0529	Firm Proprietary Trading/Market Maker
Cutler Group, LP	4/1/2010	10/6/2010	NA	NA	Member	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Market Maker
Cuttone & Co., Inc.	NA	NA	5/25/2010	5/27/2010	Member	111 Broadway 10th Floor New York, NY 10006	646-943-5451	Market Maker
DART Executions, LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	350 North Orleans Street Suite 2N Chicago, IL 60654	312-244-5408	Proprietary
Dash Financial, LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	Member	180 W. Adams Street 6th Floor Chicago, IL 60603	312-986-6210	Market Maker
DE Route	9/8/2008	10/4/2010	6/10/2010	4/29/2010	Member	545 Washington Boulevard Jersey City, NJ 07310	212-479-2319	ATS
Deutsche Bank Securities, Inc.	10/15/2008	10/11/2010	5/21/2010	5/21/2010	Member	60 Wall Street New York, NY 10005	212-250-7635	Full Service
Divine Capital Markets, LLC	10/15/2009	NA	NA	NA	Member	39 Broadway 36th Floor New York, NY 10006	212-344-5867	Agency
Dominick & Dominick, LLC	10/15/2008	NA	NA	NA	Member	150 East 52nd Street New York, NY 10022	212-558-8902	Institutional
Dougall & Associates, Inc.	5/15/2014	NA	NA	NA	Member	440 S LaSalle Street Chicago, IL 60605	312-663-2670	Proprietary / Agency
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	Member	540 West Madison Street Suite 2500 Chicago, IL 60661	312-542-3226	Proprietary / Market Maker
E*TRADE Securities, LLC	NA	NA	NA	6/10/2010	Member	1271 Avenue of the Americas 14th Street New York, NY 10020	703-236-8656	Agency
Electronic Transaction Clearing, Inc.	10/23/2008	9/1/2010	5/25/2010	5/27/2010	Member	660 S. Figueroa Street Suite 1450 Los Angeles, CA 90017	213-402-1564	Market Maker
Essex Radez, LLC	2/17/2009	10/1/2010	5/10/2010	5/14/2010	Member	440 South LaSalle Suite 1111 Chicago, IL 60605	312-212-1815	Service Bureau
First Clearing, LLC	8/18/2008	NA	NA	NA	Member	One North Jefferson Avenue Mail Code: H0004-095 St. Louis, MO 63103	314-875-4843	Full Service

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
First New York Securities, LLC	NA	NA	6/10/2010	6/10/2010	Member	90 Park Avenue 5th Floor New York, NY 10016	212-848-0600	Proprietary
Flow Traders US, LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	Member	1095 Avenue of the Americas 24th Floor, Suite B New York, NY 10036	917-210-5020	Hedge Fund
FM Partners Holdings, LLC	11/16/2009	11/15/2010	5/14/2010	5/14/2010	Member	30 Rockefeller Plaza New York, NY 10020	212-632-2650	Institutional
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	Member	440 South LaSalle Suite 3030 Chicago, IL 60605	312-986-8232	Market Maker
GB Trading, LLC	10/15/2009	10/21/2010	NA	NA	Sponsored Participant	40 Fulton Street 17th Floor New York, NY 10038	212-379-5634	Agency
GDK, Inc.	6/1/2010	1/3/2011	5/23/2011	5/23/2011	Member	c/o ART Advisors, LLC 500 Park Avenue New York, NY 10022	212-303-6179	Proprietary
Gildner Gagnon Howe & Co., LLC	10/23/2008	NA	NA	NA	Member	3 Columbus Circle New York, NY 10019	212-424-0208	Institutional
Global Execution Brokers, LP	2/1/2010	10/5/2010	NA	NA	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	312- 435-4167	Institutional
Global HFT Management, LLC	10/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
Global Liquidity Partners, LLC	4/21/2011	5/15/2012	NA	NA	Sponsored Participant	12 Broad Street Suite 201 Redbank, NJ 07701	773-459-4665	Agency
Goldman Sachs & Co.	10/23/2008	10/12/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-4587	Full Service
Goldman Sachs Execution & Clearing, LP	10/15/2008	10/1/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-7519	Full Service
Grace Financial Group, LLC	10/23/2008	NA	5/25/2010	5/27/2010	Member	83 Jobs Lane Southhampton, NY 11968	631-287-4633	Agency
Great Point Capital, LLC	2/2/2015	2/2/2015	2/2/2015	2/2/2015	Member	175 W. Jackson Blvd. Suite 1450 Chicago, IL 60604	312-356-4668	Agency
Green Street Advisors, Inc.	11/1/2011	NA	NA	NA	Member	660 Newport Center Drive Suite 800 Newport Beach, CA 92660	214-749-4730	Agency
GSN North America, Inc.	8/18/2008	NA	NA	NA	Member	520 Madison Avenue New York, NY 10022	212-659-6292	Agency
GTS Securities, LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	Member	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2837	Proprietary
GTS Securities, LLC	2/17/2009	7/1/2011	NA	NA	Sponsored Participant	545 Madison Avenue 15th Floor New York, NY 10022	212-813-0870	Proprietary
Hainey Investments Limited	6/16/2014	NA	NA	NA	Sponsored Participant	Themistoki Dervi 41 #806-807 Nicosia, Cyprus	704-248-8221	Proprietary
HAP Trading, LLC	10/1/2009	11/15/2010	6/2/2010	6/2/2010	Member	33 Whitehall Street 6th Floor New York, NY 10004	212-380-5186	Proprietary
Hardcastle Trading USA, LLC	4/15/2009	NA	5/25/2010	5/27/2010	Member	755 Secaucus Road Suite F-1110 Secaucus, NJ 07094	201-305-8817	Proprietary
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	Sponsored Participant	141 W. Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary
Hold Brothers Capital, LLC	NA	NA	6/8/2011	6/8/2011	Member	525 Washington Boulevard Suite 2450 Jersey City, NJ 07310	646-745-2133	Proprietary
HRT Financial, LLC	2/1/2010	10/1/2010	5/18/2010	5/18/2010	Member	32 Old Slip 30th Floor New York, NY 10005	212-293-1927	Proprietary
ICAP Corporates, LLC	NA	NA	3/28/2013	NA	Member	Harborside Financial Center 1100 Plaza 5, 12th Floor Jersey City, NJ 07311	212-341-9950	Agency
IEX Services, LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	Member	7 World Trade Center 30th Floor New York, NY 10007	646-568-2337	ATS
IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	233 South Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3320	Proprietary
Imperial Capital, LLC	10/23/2008	NA	5/25/2010	5/27/2010	Member	2000 Avenue of the Stars 9th Floor Los Angeles, CA 90067	310-246-3674	Market Maker
Industrial and Commercial Bank of China Financial Services, LLC	5/15/2014	5/15/2014	NA	NA	Member	1633 Broadway New York, NY 10019	212-300-8520	Clearing Services
Instinet, LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	Member	1095 Avenue of the Americas New York, NY 10036	212-310-4097	Agency
Interactive Brokers, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5870	Full Service
International Correspondent Trading, Inc.	8/18/2008	NA	NA	NA	Member	525 Washington Boulevard Suite 2401 Jersey City, NJ 07310	201-222-9300	Agency
ISTRA, LLC	12/15/2011	12/15/2011	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary
ITG Derivatives, LLC	8/18/2008	11/15/2010	NA	NA	Member	601 S. LaSalle Street Suite 300 Chicago, IL 60605	312-334-8042	Market Maker
ITG, Inc.	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway, 4th Floor New York, NY 10006	212-444-6259	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	Member	One New York Plaza New York, NY 10004	212-651-6060	Agency / Proprietary
Jane Street Options, LLC	1/3/2012	NA	NA	NA	Sponsored Participant	One New York Plaza New York, NY 10004	212-651-6969	Proprietary
Jaypee International, Inc.	10/15/2009	NA	NA	NA	Member	30 South Wacker Drive Suite 1700 Chicago, IL 60606	312-655-7606	Agency
Jefferies Execution Services, Inc.	8/26/2008	9/1/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	646-805-5415	Full Service
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies, LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	212-323-3987	Full Service
JNK Securities Corp.	11/17/2008	11/15/2010	NA	NA	Member	902 Broadway 20th Floor New York, NY 10010	212-885-6311	Agency
JP Morgan Clearing Corp.	10/23/2008	9/15/2010	NA	NA	Member	383 Madison Avenue New York, NY 10179	212-272-6655	Full Service
JP Morgan Securities, LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	Member	383 Madison Avenue New York, NY 10179	212-622-5504	Full Service
Juliet Group, LLC	3/1/2011	3/1/2011	NA	NA	Sponsored Participant	240 E. 35th Street #3A New York, NY 10016	646-360-0595	Proprietary
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	600 West Chicago Avenue Suite 825 Chicago, IL 60654	312-930-9603	Proprietary
KCG Americas, LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	Member	545 Washington Boulevard Jersey City, NJ 07310	201-356-4232	Agency
Keefe Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	Member	787 7th Avenue New York, NY 10019	212-887-8965	Agency
Kepler Capital Markets, Inc.	7/15/2013	7/15/2013	7/17/2013	7/17/2013	Member	600 Lexington Avenue 28th Floor New York, NY 10022	212-710-7625	Agency
Kershner Securities, LLC	2/12/2009	11/1/2010	NA	NA	Member	1825-B Kramer Lane Suite 200 Austin, TX 78758	512-439-8140	Proprietary
KeyBanc Capital Markets, Inc.	11/17/2008	11/15/2010	NA	NA	Member	127 Public Square Cleveland, OH 44114	216-443-3978	Agency
Keystone Trading Partners	2/1/2013	NA	NA	NA	Member	660 Narcisi Lane Wayne, PA 19018	918-407-3288	Options Market Maker
L & R Trading, LLC	9/1/2011	9/1/2011	8/12/2013	8/12/2013	Member	61 Broadway Suite 2830 New York, NY 10006	212-433-7262	Market Maker
Lampert Capital Markets, Inc.	2/18/2014	2/18/2014	2/26/2014	2/26/2014	Member	477 Madison Avenue Suite 230 New York, NY 10022	(646) 367-4660	Introducing Broker
Latour Trading, LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	Member	377 Broadway 10th Floor New York, NY 10013	917-388-8625	Proprietary
LavaFlow, Inc.	9/11/2008	9/15/2010	5/26/2010	5/27/2010	Member	388 Greenwich Street 29th Floor New York, NY 10013	212-519-8965	Agency
Leerink Partners, LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	1 Federal Street 37th Floor Boston, MA 02110	800-808-7525	Agency
LEK Securities Corporation	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Agency
Lightspeed Trading, LLC	8/18/2008	11/15/2010	5/19/2010	5/19/2010	Member	1001 Avenue of the Americas 16th Floor New York, NY 10018	646-393-4814	Proprietary
Lime Brokerage, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	625 Broadway 12th Floor New York, NY 10012	212-219-6086	Agency
Limestone Trading, LLC	9/17/2008	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	212-219-6011	Proprietary
Liquidnet, Inc.	9/1/2009	9/15/2010	NA	NA	Member	498 7th Avenue 12th Floor New York, NY 10018	646-660-8310	Institutional
LiquidPoint, LLC	9/1/2010	NA	NA	NA	Member	311 South Wacker Drive Suite 4700 Chicago, IL 60606	312-986-2006	Order Management Service
Macquarie Capital (USA), Inc.	12/1/2009	NA	5/26/2010	5/27/2010	Member	125 West 55th Street Level 22 New York, NY 10019	212-231-2501	Agency
MB Trading	2/17/2009	12/15/2010	NA	NA	Member	1926 East Maple Avenue El Segundo, CA 90245	866-628-3001	Retail / Agency
Merrill Lynch Pierce Fenner & Smith, Incorporated	8/18/2008	10/4/2010	5/14/2010	5/14/2010	Member	One Bryant Park New York, NY 10036	212-449-6090	Full Service
Merrill Lynch Professional Clearing Corp.	8/18/2008	10/5/2010	5/14/2010	5/14/2010	Member	One Bryant Park NY1-100-06-01 New York, NY 10036	312-260-5601	Clearing Firm
Mismi, Inc.	11/2/2009	11/15/2010	11/21/2011	5/27/2010	Member	810 7th Avenue Suite 220 New York, NY 10019	646-839-6107	ATS
Mitsubishi UFJ Securities (USA), Inc.	8/18/2008	10/14/2010	5/26/2010	5/27/2010	Member	1633 Broadway 29th Floor New York, NY 10019	212-782-4187	Institutional / Agency
Mizuho Securities USA, Inc.	6/1/2010	1/3/2011	NA	NA	Member	320 Park Avenue 12th Floor New York, NY 10022	212-209-9338	Agency
MKM Partners, LLC	8/3/2009	NA	5/14/2010	5/14/2010	Member	300 First Stamford Place 4th Floor East Wing Stamford, CT 06902	203-987-4005	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Mocho Trading, LLC	9/2/2014	9/2/2014	9/2/2014	9/2/2014	Member	141 West Jackson Boulevard Suite 1120 Chicago, IL 60604	312-281-5570	Firm Proprietary Trading
Monadnock Capital Management, LP	5/15/2009	NA	5/26/2010	5/27/2010	Member	1845 Walnut Street Suite 940 Philadelphia, PA 19103	215-405-7280	Proprietary / Market Maker
Moors & Cabot, Inc.	NA	4/2/2012	NA	NA	Member	111 Devonshire Street Boston, MA 02109	617-314-0295	Agency
Morgan Stanley & Co., LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	1585 Broadway New York, NY 10036	212-761-9324	Full Service
MYD Market, Inc.	2/1/2010	NA	NA	NA	Member	608 5th Avenue Suite 602 New York, NY 10020	212- 424-2101	Agency
NASDAQ Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5177	Exchange
NASDAQ Options Services, LLC	2/1/2010	NA	NA	NA	Member	One Liberty Plaza 165 Broadway New York, NY 10006	212-401-8970	Exchange
National Financial Services, LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	Member	200 Seaport Boulevard Boston, MA 02210	201-915-8264	Retail / Agency
National Securities Corporation	7/1/2009	NA	NA	NA	Member	1001 Fourth Avenue Suite 3750 Seattle, WA 98154	212-417-3636	Agency
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	Member	445 Park Avenue New York, NY 10022	212-371-8411	Market Maker
Newedge USA, LLC	10/23/2008	10/21/2010	5/26/2010	5/27/2010	Member	550 W. Jackson Boulevard Suite 500 Chicago, IL 60661	646-557-8387	Full Service
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	Member	Worldwide Plaza 309 West 49th Street New York, NY 10019	212-667-9131	Institutional
North Moore Trading, LLC	6/1/2009	10/5/2010	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	212-219-6063	Proprietary
Northern Trust Securities, Inc.	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	50 South LaSalle Street Chicago, IL 60603	312-630-6045	Market Maker
Northland Securities, Inc.	12/15/2010	12/15/2010	NA	NA	Member	45 South 7th Street 20th Floor Minneapolis, MN 55402	612-851-5934	Proprietary
OBD Securities, LLC	9/1/2011	10/15/2012	2/9/2012	2/9/2012	Member	150 N. Michigan Avenue Suite 3700 Chicago, IL 60601	312-768-1643	Proprietary
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	Member	314 West Superior Suite 200 Chicago, IL 60654	617-642-6120	Proprietary
Oppenheimer & Co., Inc.	10/23/2008	10/12/2010	5/14/2010	5/14/2010	Member	85 Broad Street 22nd/24th Floor New York, NY 10004	212-668-8152	Agency
optionsXpress, Inc.	6/15/2010	NA	NA	NA	Member	311 West Monroe Suite 1000 Chicago, IL 60606	312-630-3300	Retail
Optiver US, LLC	6/15/2009	NA	NA	NA	Member	130 East Randolph Street 13th Floor Chicago, IL 60601	312-821-9263	Proprietary / Market Maker
OTA, LLC	8/18/2008	10/7/2010	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4071	Institutional
OTR Global Trading, LLC	12/15/2008	NA	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4099	Institutional
PDQ ATS, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	Member	2624 Patriot Boulevard Glenview, IL 60026	224-521-2494	ATS
PEAK6 Capital Management, LLC	8/1/2014	NA	NA	NA	Member	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2357	Proprietary Trading
PEAK6 Capital Management, LLC	11/3/2008	7/15/2011	NA	NA	Sponsored Participant	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2401	Market Maker
Penserra Securities, LLC	8/18/2008	10/6/2010	NA	NA	Member	140 Broadway 26th Floor New York, NY 10005	212-607-3190	Agency
Pershing, LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	Member	One Pershing Place Jersey City, NJ 07399	201-413-2826	Agency
Pico Quantitative Trading, LLC	NA	NA	6/10/2010	6/10/2010	Member	120 Wall Street 16th Floor New York, NY 10005	917-714-5376	Agency
Pictet Overseas, Inc.	NA	NA	5/26/2010	5/27/2010	Member	1000 de la Gauchetiere Ouest Suite 3100 Montreal, Quebec H3B 3W5	514-350-6263	Agency
Pinnacle Capital Marktes, LLC	11/3/2008	12/1/2010	NA	NA	Member	4700 Falls Neuse Suite 390 Raleigh, NC 27609	919-850-0888	Agency
Piper Jaffray & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	Member	800 Nicollet Mall Minneapolis, MN 55402	612-303-2211	Market Maker
Potamus Trading, LLC	4/15/2013	4/15/2013	4/11/2013	4/11/2013	Member	2 Seaport Lane 5th Floor Boston, MA 02210	617-855-8721	Proprietary / Market Maker
Quantex Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	Member	70 Hudson Street Hoboken, NJ 07030	646-214-5608	Clearing Firm
Quantlab Securities, LP	8/18/2008	11/1/2010	5/26/2010	5/27/2010	Member	4200 Montrose Boulevard Suite 200 Houston, TX 77006	713-333-3704	Proprietary
Quiet Light Securities, LLC	8/29/2008	1/3/2011	NA	NA	Member	141 W. Jackson Boulevard Suite 202A Chicago, IL 60604	312-229-4195	Proprietary
Rackson Asset Management, LLC	10/1/2009	NA	NA	NA	Sponsored Participant	2000 Broadway Suite 22C New York, NY 10023	212-724-2567	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Rainier Investment Management, Inc.	1/4/2010	NA	NA	NA	Sponsored Participant	601 Union Street Suite 2801 Seattle, WA 98101	206-518-6658	Hedge Fund
Raven Securities Corp.	6/1/2009	11/15/2010	NA	NA	Member	Accounting & Compliance International 40 Wall Street, 17th Floor New York, NY 10005	212-952-0634	Agency
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	Member	3 World Financial Center 200 Vesey Street New York, NY 10281	612-373-1680	Market Maker
Red Cedar Trading, LLC	4/2/2012	NA	NA	NA	Member	520 Lake Cook Road Suite 110 Deerfield, IL 60015	847-571-2865	Market Maker
RenCap Securities, Inc.	11/17/2008	NA	NA	NA	Member	780 Third Avenue 20th Floor New York, NY 10017	212-824-1097	Agency
RGM Securities, LLC	8/3/2009	10/1/2010	5/26/2010	5/27/2010	Member	221 West 6th Street Suite 2030 Austin, TX 78701	512-807-5302	Proprietary
River Cross Securities, LLLP	5/1/2009	10/5/2010	6/10/2010	NA	Member	401 City Avenue Suite 912 Bala Cynwyd, PA 19004	610-747-2333	ATS
RJL Capital Group, LLC	5/15/2012	NA	NA	NA	Member	2 Teleport Drive Suite 107 Staten Island, NY 10311	718-303-6000	Agency
Robert W. Baird & Co., Incorporated	10/23/2008	1/3/2011	NA	NA	Member	777 East Wisconsin Avenue Milwaukee, WI 53202	414-765-3910	Market Maker
Ronin Capital, LLC	5/15/2012	NA	6/8/2012	6/8/2012	Member	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Market Maker
Ronin Capital, LLC	8/17/2009	11/15/2010	NA	NA	Sponsored Participant	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Proprietary / Market Maker
Rosenblatt Securities, Inc.	8/18/2008	10/6/2010	5/26/2010	5/27/2010	Member	20 Broad Street 26th Floor New York, NY 10005	212-943-5225	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	Member	888 San Clemente Suite 150 Newport Beach, CA 92660	949-720-5708	Market Maker
RS Platou Markets, Inc.	NA	NA	1/15/2015	NA	Member	410 Park Avenue Suite 710 New York, NY 10022	212-317-7099	Public Customer Business
RW Pressprich & Co.	2/17/2009	11/15/2010	6/2/2010	6/2/2010	Member	4521 Fifth Avenue New York, NY 10018	212-832-6254	Agency
SAC Capital Advisors, LP	10/23/2008	NA	NA	NA	Sponsored Participant	72 Cummings Point Road Stamford, CT 06902	203-890-2275	Hedge Fund
Safra Securities Corporation	NA	NA	5/26/2010	5/27/2010	Member	546 Fifth Avenue New York, NY 10036	212-704-5524	Market Maker
Sanford C. Bernstein & Co, LLC	9/10/2008	10/21/2010	5/26/2010	5/27/2010	Member	1345 Ave of the Americas New York, NY 10105	212-823-2896	Agency
Santander Investment Securities, Inc.	4/15/2009	1/3/2011	NA	NA	Member	45 East 53rd Street New York, NY 10022	212-350-3659	Institutional
Scotia Capital (USA), Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway New York, NY 10006	212-225-6705	Institutional
Scottrade, Inc.	6/1/2010	11/15/2010	5/26/2010	5/27/2010	Member	12800 Corporate Hill Drive St. Louis, MO 63131	314-965-1555 x.6402	Retail
Sea Port Group Securities LLC	NA	NA	4/1/2013	NA	Member	360 Madison Avenue New York, NY 10017	212-616-7771	Agency
Seven Points Capital, LLC	8/18/2008	12/15/2010	5/14/2010	5/14/2010	Member	805 Third Avenue 15th Floor New York, NY 10022	212-760-0760	Agency
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	Member	245 Park Avenue New York, NY 10167	212-278-5232	Proprietary
Southwest Securities, Inc.	10/23/2008	9/1/2010	NA	5/21/2013	Member	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-5125	Clearing Firm
Spire Europe Limited	8/1/2011	8/1/2011	NA	NA	Sponsored Participant	40 Queen Street 1st Floor London, UK EC4R 1DD	917-388-8607	Proprietary
Spire Master Fund, Ltd.	12/15/2008	10/5/2010	NA	NA	Sponsored Participant	73 Front Street Hamilton Bermuda HMCX	212-219-6063	Hedge Fund
Spire X Trading, LLC	4/1/2013	4/1/2013	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	917-388-8625	Proprietary
Spot Trading, LLC	6/1/2012	NA	1/25/2013	1/25/2013	Member	440 South Lasalle Suite 2800 Chicago, IL 60605	312-362-4569	Proprietary
Stifel Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	Member	501 North Broadway St. Louis, MO 63102	410-454-4096	Agency
Stock USA Execution Services, Inc.	8/18/2008	10/14/2010	5/26/2010	5/27/2010	Member	1717 Route 6 Suite 102 Carmel, NY 10542	845-531-2631	Agency
Stuart Frankel & Co., Incorporated	8/18/2008	NA	NA	NA	Member	60 Cutter Mill Road Suite 406 Great Neck, NY 11021	212-943-8788	Agency
Stuyvesant Trading Group, LLC	8/15/2013	NA	NA	NA	Member	100 Wall Street Suite 604-A New York, NY 10005	212-433-7124	Market Maker
Summit Securities Group, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	Member	2 Rector Street 16th Floor New York, NY 10006	646-651-4380	Proprietary
Sumo Captial, LLC	7/15/2013	NA	NA	NA	Member	440 S LaSalle Street Suite 2101 Chicago, IL 60605	212-433-7667	Proprietary
Sun Trading, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	100 South Wacker Suite 300 Chicago, IL 60606	312-924-4751	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Sungard Brokerage & Securities Services, LLC	8/18/2008	10/1/2010	5/6/2010	5/6/2010	Member	2100 Enterprise Avenue Geneva, IL 60134	201-356-1488	Agency
SunTrust Robinson Humphrey, Inc.	NA	NA	5/18/2010	5/18/2010	Member	3333 Peachtree Road NE Atlanta Financial Center Atlanta, GA 30326	404-813-0837	Agency
Susquehanna Capital Group	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2996	Institutional / Agency
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2999	Institutional / Agency
Susquehanna Securities	10/15/2014	10/15/2014	10/15/2014	10/15/2014	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2618	Proprietary
TD Ameritrade Clearing, Inc.	5/3/2011	5/3/2011	NA	5/27/2010	Member	200 South 108th Avenue Omaha, NE 68154	402-970-5271	Agency
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	Member	535 Fifth Avenue 12th Floor New York, NY 10017	212-584-4628	Agency
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary
Tewksbury Investment Fund, Ltd.	7/1/2011	7/1/2011	1/6/2015	1/6/2015	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Proprietary
Themis Trading, LLC	8/18/2008	10/1/2010	NA	5/27/2010	Member	10 Town Square Suite 100 Chatham, NJ 07928	866-384-3647	Agency
ThinkTrade, LLC	2/1/2010	10/20/2010	1/9/2015	1/9/2015	Sponsored Participant	2210 Encintas Boulevard Suite I Encintas, CA 92024	760-452-2451	Proprietary
Timber Hill, LLC	2/16/2010	NA	NA	NA	Member	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5806	Market Maker
Track Data Securities Corporation	9/10/2008	9/15/2010	NA	NA	Member	1122 Coney Island Avenue Brooklyn, NY 11230	718-923-3091	ATS
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	Member	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6403	Proprietary
TradeKing, LLC	10/15/2009	11/15/2010	NA	NA	Member	888 E. Las Olas Boulevard Suite 300 Fort Lauderdale, FL 33301	561-271-9290	Agency
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	Member	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7856	Market Maker
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary
Tripoint Global Equities, LLC	6/15/2011	NA	NA	NA	Member	130 West 42nd Street 10th Floor New York, NY 10036	917-512-0822	Proprietary
Tudor Pickering Holt & Co. Securities, Inc.	8/18/2008	10/17/2011	NA	NA	Member	1111 Bagby Suite 4900 Houston, TX 77002	713-333-2976	Agency
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	Member	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
UBS Securities, LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	Member	1285 Avenue of the Americas New York, NY 10019	203-719-3275	Full Service
Vandham Securities Corp.	8/18/2008	NA	NA	NA	Member	50 Tice Boulevard Woodcliff, NJ 07677	201-782-3300	Agency
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	Member	7280 W. Palmetto Park Road Suite 105 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Financial BD, LLC	11/17/2008	10/7/2010	5/27/2010	5/27/2010	Member	645 Madison Avenue 16th Floor New York, NY 10022	212-418-0118	Proprietary
Virtu Financial Capital Markets, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	307 Camp Craft Road West Lake Hills, TX 78746	310-651-9757	Proprietary
Vision Financial Markets, LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	Member	4 High Ridge Park Suite 100 Stamford, CT 06905	203-388-2675	Retail
Volant Liquidity, LLC	4/15/2011	NA	5/27/2010	5/27/2010	Member	7 World Trade Center Suite 3301 New York, NY 10007	646-484-3005	Proprietary
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	Member	17 Battery Place 11th Floor New York, NY 10004	212-232-5602	Agency
Walleye Trading, LLC	12/1/2008	11/12/2010	NA	NA	Member	2800 Niagara Lane North Plymouth, MN 55447	952-345-5226	Market Maker
Wedbush Securities, Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	Member	1000 Wilshire Boulevard #900 Business Conduct Los Angeles, CA 90017	213-688-4575	Market Maker
Weeden & Co, LP	8/26/2008	10/19/2010	NA	NA	Member	145 Mason Street Greenwich, CT 06830	203-861-7600	Full Service
Wells Fargo Prime Services, LLC	10/23/2008	5/16/2011	5/26/2010	5/26/2010	Member	45 Fremont Street 30th Floor San Francisco, CA 94105	415-848-4056	Market Maker
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	Member	550 South Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	212-214-6458	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Western International Securities, Inc.	8/18/2008	11/15/2010	NA	NA	Member	70 South Lake Avenue 7th Floor Pasadena, CA 91101	626-710-3110	Market Maker
WhoTrades, Inc.	8/15/2013	8/15/2013	8/15/2014	8/15/2014	Member	17 State Street 7th Floor New York, NY 10004	646-346-1000	Retail
Williams Trading, LLC	10/23/2008	NA	NA	NA	Member	450 Post Road East Suite 120 Westport, CT 06880	203-353-7635	Agency
Wolverine Execution Services LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3736	Market Maker
Wolverine Trading, LLC	10/3/2011	NA	NA	NA	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3753	Proprietary / Market Maker
Xambala Capital, LLC	2/15/2012	2/15/2012	NA	NA	Member	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Proprietary
Xambala Capital, LLC	12/18/2012	12/18/2012	2/17/2012	2/17/2012	Sponsored Participant	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Proprietary
XR Securities, LLC	1/15/2009	11/15/2010	5/10/2012	5/10/2012	Member	550 W. Jackson Boulevard Suite #1000 Chicago, IL 60661	312-244-4672	Proprietary
Zydeco Trading, LLC	2/18/2014	NA	NA	NA	Member	50 North Brockway Suite 4-4A Palatine, IL 60067	847-907-4319	Options Market Maker

From: (913) 815-7128
BUFFEE GILLIHAN
BATS EXCHANGE, INC.
8050 MARSHALL DRIVE
STE 120
LENEXA, KS 66214

Origin ID: IXDA

FedEx. Express

E

J151015011403uv

Ship Date: 06FEB15
ActWgt: 1.0 LB
CAD: 8863864/INET3610

Delivery Address Bar Code

SHIP TO: (913) 815-7260 BILL SENDER

Mr. Christopher Grobbel
Securities and Exchange Commission
Div Trading & Markets, 100 F St NE
Mail Stop 6628
Washington, DC 20549

Ref # Form 1 C H M
Invoice #
PO #
Dept #

MON - 09 FEB AA
STANDARD OVERNIGHT

TRK# 7728 5802 5834
0201

XC YKNA

20549
DC-US
IAD

537J1/A1B3/EE4B

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U.S. SECURITIES AND EXCHANGE COMMISSION MCMXXXIV

To: Grobbel, Christoph
Department: HQ/TM
Phone: 202.551.5491
Route: HQ-7a
Mail Stop: 7010
Building: SP1
Package Type:
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100191371093000205490077285802
5834
2/9/2015 9:42:42 AM